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EXHIBIT 99.1

HYDROGENICS CORPORATION
2004 ANNUAL REPORT

THIS IS THE ANNUAL REPORT
OF A COMPANY THAT WILL SELL
HYDROGEN PRODUCTS TO THE
WORLD TOMORROW...

BECAUSE WE'RE DOING IT TODAY

Changing Power... Powering Change

HYDROGENICS PROFILE

Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. We believe that hydrogen will increasingly be the fuel of the 21st century and that hydrogen fuel cell systems will become the ultimate power generation technology. Today, we have a diversified product portfolio of fuel cell power modules, hydrogen generation systems and fuel cell test stands. Our product portfolio delivers near-term revenues from the industrial hydrogen market, fuel cell test stand market and early-adopter demonstration projects for fuel cell power modules and hydrogen refueling infrastructure. This product portfolio approach is also expected to position us well for significant growth opportunities in a variety of hydrogen energy applications. In short, having multiple sources of revenues should help insulate us against any single market or adoption rate, broadens our competitive horizons and supports consistent long-term returns to shareholders.

At Hydrogenics, our people drive our success. Our culture is one of creativity, innovation, continuous improvement, performance and accountability.

What Hydrogenics is capable of as a company has been redefined in the past few years — and will be redefined again in the next few. Why? Because the characteristics of our industry have changed and will continue to change. We contributed to that change.

Hydrogenics — changing power, powering change.

Contents

02 Hydrogenics at-a-glance 04 Letter to shareholders 06 We reduce risk 09 We listen 10 We grow 13 We focus 14 MD&A
 46 Financial statements 64 Additional information

Revenues and Gross Profit

The annual revenues and gross profits for the years ended December 31, 2002, 2003, and 2004 reflect the audited results of Hydrogenics Corporation on a stand-alone basis for these periods. The pro forma revenues and gross profit for the nine months ended September 30, 2004 reflect the unaudited pro forma consolidated results of Hydrogenics Corporation and Stuart Energy Systems Corporation for that period.

ACQUISITION OF STUART ENERGY

In November 2004, Hydrogenics Corporation and Stuart Energy Systems Corporation announced a business combination whereby Hydrogenics would make a share exchange take-over bid to acquire all of the issued and outstanding common shares of Stuart Energy. Effective January 6, 2005, Hydrogenics successfully acquired control of Stuart Energy. Effective January 21, 2005, Stuart Energy became a wholly owned subsidiary of Hydrogenics.

Hydrogenics...

Financial Strengths

•
Follow-on equity offering in February 2004 resulted in net proceeds of $62M

•
Cash balance as at January 31, 2005 of approximately $114M

•
Portfolio of commercial revenues with positive gross margins

•
Annualized cost savings of approximately $8M anticipated from Stuart Energy integration

•
Successful track record of government partnerships for R&D and demonstration funding

Operational Strengths

•
Over 50 years experience in the hydrogen industry

•
Approximately 1,600 products deployed in approximately 100 countries

•
325 employees worldwide

•
87 patents and over 550 patents pending representing over 160 separate inventions

•
World-class R&D facilities

•
Approximately 175,000 ft2 of manufacturing & office space

big plans and big reach

Product Offerings

POWER SYSTEMS • HyPM™ Fuel Cell Power Modules, 5 – 65 kW • HyPM-ice Power Modules, increments of 125 kW • Integrated customer solutions	ONSITE GENERATION • HySTAT™ Modular Hydrogen Stations • Electrolyzer-based — PEM • Electrolyzer-based — Alkaline • Reformer-based • Integrated customer solutions (incl. customer branded products)	TEST SYSTEMS • FCATS™ PEM Fuel Cell Test Stations • High Temperature Test Stations • Diagnostics modules • Custom products • Testing services

Industry Sectors • Back-up power • Materials handling • Utility vehicle • Auxiliary power • Military	Industry Sectors • Hydrogen vehicle refueling • Industrial processing	Industry Sectors • Fuel cell R&D • Fuel cell manufacturing

We have changed
for the better

Dear fellow shareholders,

It's no secret that 2004 was a tough year for Hydrogenics and most of our peer group companies. We are disappointed in our financial results and our shareholders certainly deserve better.

        Despite the year's bottom line, it doesn't change what we've accomplished or our level of optimism as we look ahead. 2004 was marked with major strategic achievements. As a result, we ended the year a more focused company. Today, we are different and we are better.

        As we go forward, rest assured that renewed financial growth and commercial sustainability continues to be our first priority.

Focus on Change

In 2004, our revenues were primarily impacted by the underperformance of our test business. The fuel cell test stand market was very challenging in 2004. Soft market conditions led to increased competitive pressures. We have witnessed cycles like this before — and we have always recovered stronger. We believe that we reached the bottom of this cycle in 2004 and that early signs of recovery are evident.

        The underperformance of our test business was also affected by our integration program. Our execution of the Greenlight integration was less than perfect. As this became clear to us, we implemented changes in management and staffing levels, product design and business processes. With these changes, we are now better positioned as the market strengthens.

        Greenlight continues to be the global market leader for PEM fuel cell test stands. We are closely tracking industry trends and our performance to ensure that our strategy objectives for this business are met.

Focus on Markets

In 2004, we made early and measured inroads in our targeted early adopter markets for PEM fuel cell power modules — light mobility products and backup power products.

        Specifically, we set our sights on certain materials handling applications as the most viable entry for fuel cell technology in light mobility markets. We developed a fuel cell hybrid powerplant based on our HyPM™ power module technology integrated with ultracapacitors. The result is a high performance battery-replacement product for Class 1 forklift trucks that makes a supportable business case for certain indoor 24-hour warehouse operations.

        Our backup power initiative was bolstered by the engagement of a strategic OEM partner in this high potential premium power market. We modified our HyPM™ power module technology into a rack-mountable configuration, creating a high reliability solution for extended run backup power products. With the capability to package almost 50 kW of power into one rack, we are positioned to help OEMs meet the growing needs of their customers — needs created by a growing demand for more power for longer periods of time.

        To support our prospects in the early adopter markets, our R&D program is based on market requirements. 2004 was another breakthrough year for our PEM fuel cell development program. Our HyPM™ 10 kW power module achieved over 5,000 hours of operation and over 6,000 "stop-start" cycles on a single unit. We also achieved technology and cost performance improvements through the use of ultracapacitors in a hybrid configuration with fuel cells. The benefits of a hybrid configuration in certain applications include lower cost, improved system dynamics, reduced footprint, improved efficiency, extended range and increased application versatility.

        With this performance, we are confident that we are closer to challenging incumbent technologies in our selected early adopter markets.

Focus on Strategic Growth Opportunities

In early 2004, we significantly strengthened our balance sheet, raising net proceeds of approximately $62 million from a public equity offering. At that time, we told you that a follow-on use of proceeds might include acquisitions of complementary businesses. In late 2004, we announced our offer to acquire Stuart Energy.

        The acquisition of Stuart Energy represents a key milestone in the execution of our strategic plan. We continue to reduce our exposure to single products, single markets or single adoption rates. We now have a broader book of business which should lead to more predictable results for our shareholders, notwithstanding the cycles of any one of our businesses.

        A significant driver in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. With this acquisition, we added revenue, expanded our product offering, broadened our market reach and further strengthened our cash reserves.

        The acquisition offers significant synergies due to the complementary businesses as well as the rationalization of staff, facilities, infrastructure and public company costs. We expect annualized cost savings as a result of the combination to be approximately $8 million.

Focus on Fundamentals

We are focused on delivering improved financial performance in 2005 as we reassert our goal of commercial sustainability. In 2005, we will focus on fundamentals — profitable revenue growth, cost reductions and the disciplined management of our business, including delivering on our customer and partner promises. Top priorities this year include:

•
Revenue Growth — We are committed to diversify and increase our revenue base.

•
Improved Gross Profit — We are committed to improve overall margins by improving costs and revenues. We will also improve our focus on cash management.

•
Focus and Discipline — We will maintain sharp strategic focus and pursue our strategy with discipline. We will be vigilant about costs, resolute on controllables, and selective about opportunities.

•
Realize Value from our Stuart Energy Acquisition — We are committed to deliver the promised outcomes of our Stuart Energy acquisition.

Focus on Position

Given the complexity of today's geo-political and economic environment and the macro drivers of the alternative energy market, there is considerable uncertainty about precisely how events are likely to play out in the coming months and years. However, investors can be sure about one thing as 2005 continues to unfold: at Hydrogenics, we are committed to deliver improved financial performance and to drive to commercial sustainability.

        With the acquisition of Stuart Energy, we believe that we have set Hydrogenics apart from our peers as the hydrogen "go to" company. The two things that will truly sustain our first mover position are our discipline and our people.

        Thanks to the extremely talented minds and hands of our employees, today we have the committed horsepower to deliver improved financial results and increased shareholder value. We continually share the decision-making process, giving our people more responsibility for our success, and more control over their own careers.

        In January 2005, each of Boyd Taylor, Joe Cargnelli and Carolyn Hansson graciously agreed to resign from our board of directors in order to accommodate the appointment of three new directors — Hugo Vandenborre, Peter Johnson and Andrew Stuart — in connection with our acquisition of Stuart Energy. On behalf of the board and management, we thank Boyd, Joe and Carolyn for their valued contributions. Joe will stand for reelection as a director at our shareholders' meeting on May 17th. In January 2005, Boyd also retired as an officer of Hydrogenics. As one of our founders, Boyd has been an integral contributor to our growth. His passion and dedication to our mission have been inspirational. We wish him well in his retirement.

        As we start 2005, we are better prepared for a future that will see more consolidation within our still-fragmented industry. We are confident that in the future, when investors, customers, partners or employees talk about leadership position, Hydrogenics will continue to be front and centre.

        We want to thank you for investing in our company and assure you that Hydrogenics is a company that can be counted on to do what it says it will do. It is our goal to see your investment grow in value as we continue to prove the quality of our management, our strategy, our products and our operational execution.

        In 2004, change was good. In 2005, our hands are on the wheel and our eyes are on the road.

/s/ PIERRE RIVARD
Pierre Rivard
President and CEO

We reduce risk

For Hydrogenics, maximizing valuable growth while managing risk is both a discipline and an opportunity. Our product portfolio approach helps insulate us against any single product, market or adoption rate, broadens our competitive horizons and supports consistent long-term returns to shareholders.

We have delivered on our promise to broaden opportunity while reducing risk. We have done this through strategic choices that we expect will drive organic growth in a disciplined framework. We expanded our product offering to address near-term market needs and generate immediate revenues for the company, while ensuring we have competitive positioning for the long term. We also expanded opportunity and reduced risk through the acquisition of Stuart Energy, a company with more than 1,100 hydrogen systems deployed in industrial and energy applications during 57 years of experience. Combining this with our other 'today' business in fuel cell test systems, we believe that we have reduced our risk profile and accelerated our pathway to commercial sustainability.

Industrial Case Study

Hydrogen is used in a variety of industrial processes. As an example, hydrogen is used in thermal power plants for alternator cooling, enabling the alternator to operate more efficiently, contributing to a longer life. Typically, thermal power plants do not require large inventories of hydrogen making our hydrogen generation products an attractive solution.

        The pictured power plant in Varna, Bulgaria has six generator units. The power plant uses two SES water electrolysis systems, each producing approximately 10 Nm3/h of hydrogen. Hydrogen is drawn from the storage unit integrated into the system, and automatically replenished as the hydrogen depletes.

        On-site hydrogen generation is particularly useful for facilities in remote, difficult to access areas, especially as the cost of centrally produced hydrogen from natural gas reformation is increasing relative to stable local electricity costs. Generating hydrogen on-site also ensures quality and consistency of supply, an important factor for many industrial applications.

[Photo Appears Here]

INDUSTRIAL MARKETS FOR ONSITE HYDROGEN GENERATION SYSTEM HAVE BEEN AROUND FOR DECADES, AND ARE GROWING. IN ADDITION, EXCITING ENERGY MARKET APPLICATIONS ARE EMERGING.

[Photo Appears Here]

CAN YOU IMAGINE HOW MANY MEGA-BYTES OF INFORMATION ARE COURSING THROUGH THIS ROOM... AND CAN YOU IMAGINE HOW IMPORTANT IT IS TO HAVE RELIABLE BACKUP POWER TO SUPPORT THIS?

We listen

We pride ourselves on our ability to listen and then intelligently act on what we hear. Our success in the fuel cell test station business has been based on listening — we develop products that meet customer requirements. We then carried our 'listening' into our power products business. We transitioned from a 'one-off' power product developer to a developer of standard fuel cell power modules that can be deployed across multiple applications. We next heard the need for hydrogen infrastructure to support our power product offerings. As a result, we launched our hydrogen generation product initiative, culminating in the acquisition of Stuart Energy. Listening and understanding the growing needs of our customers is critical to our success.

Data Centre Backup Power Case Study

Critical backup power solutions are in constant and growing demand as a result of our increasing reliance on powerful centralized data centres. These data centres serve a wide range of applications, from emergency response to financial transactions. This increases the need for greater and more reliable backup power.

        Hydrogenics first considered the feasibility of developing our own proprietary backup power products for both data centre and cell tower applications. Our prototype projects provided successful technology outcomes but did not reveal a feasible path to developing a commercial product.

        The versatility of our HyPM power module, and its configurability to a rack-mountable design, led us to open our minds to the advantages of working with key channel partners who, with their knowledge of the market, readily understand the value proposition that we are offering and have the infrastructure to make it happen. With our first channel partner, the initial order for one HyPM module quickly turned into an order for 25 units, which are now going into various pilot locations around the world.

We grow

Critical mass in a new industry is important and we have been at the forefront of industry consolidation. We expect industry consolidation to continue over the next few years as industry participants strive for commercial sustainability, competitive positioning and critical mass.

Our acquisition of Stuart Energy represents another degree of magnitude in Hydrogenics' growing global footprint. We combined two of the hydrogen industry's most established and highly regarded companies to create an exciting new business platform with complementary technologies. The integrated company is well financed and positioned with an unmatched hydrogen and fuel cell product portfolio, extended global market reach and a team of professionals whose knowledge and skills run deep in the hydrogen and fuel cell business. We are positioned for strong organic growth in 2005 and beyond. We see the critical mass of an alternative energy powerhouse taking shape before us, offering hydrogen products for today and tomorrow.

Fueling Station Case Study

Advancing the cause for cleaner air, the South Coast Air Quality Management District (SCAQMD) opened a hydrogen energy station at its headquarters in Diamond Bar, California in August 2004. The station supplies clean hydrogen to a fleet of hydrogen vehicles and is one of the first hydrogen fueling stations in California that is accessible to the public. This station is a major cornerstone in California's emerging Hydrogen Highway because of its proximity to one of the state's most heavily traveled transportation corridors.

        Consisting of several modules, the energy station enables the SCAQMD to produce hydrogen on-demand and is a step towards reducing dependence on imported fossil fuels. The zero emission hydrogen can be dispensed as a clean fuel for vehicles and can be used in a gen-set to produce electricity for buildings, or for sale to the grid.

[Photo Appears Here]

REFUELING YOUR VEHICLE WITH HYDROGEN WON'T BE THAT DIFFERENT THAN THE WAY YOU REFUEL IT NOW WITH GASOLINE OR DIESEL. THE DIFFERENCE COULD BE THAT YOU MIGHT HAVE THE OPTION OF MAKING YOUR OWN HYDROGEN FUEL AT HOME USING ELECTRICITY AND WATER.

[Photo Appears Here]

THIS MATERIALS HANDLER MIGHT NOT JUST BE DRIVING A FORKLIFT... HE MIGHT ALSO BE DRIVING OUR FUTURE HYDROGEN ECONOMY. AFTER ALL, WHO SAID THIS HAD TO HAPPEN ON OUR HIGHWAYS FIRST?

We focus

In our drive for sustainable advantage in our emerging industry, we must position the company in the right markets, with the right products, at the right time, for the right reasons. At Hydrogenics, we believe that we are focusing on the markets that matter.

As an example, in 2004, we drilled down into market segments and identified our early fuel cell target markets as materials handling applications and critical backup power applications. We invested our resources accordingly. We also focused on hydrogen generation products that can be sold into the onsite industrial hydrogen generation market as well as hydrogen refueling projects.

Deploying the same core technology, products and competencies into selected target markets allows us to tightly control our research and development costs, while providing greater scale in our operations.

Forklift Case Study

The price point for using fuel cells in automobiles is still out of reach. Fuel cell costs can be reduced by introducing some economies of scale through the use of fuel cells in early adopting markets that offer significant production volumes and revenues.

        In December 2004, we installed an indoor hydrogen refueler at General Motors Canada's car assembly plant in Oshawa. In the first week of January 2005, two fuel cell powered forklifts were commissioned into full operation at the facility for a trial period of two months. Preliminary results of this government-sponsored initiative are very positive.

        Our continuing efforts in this market focus on the engagement of additional forklift OEMs to trial-test our innovative fuel cell power pack. Our longer term goal is to work with OEMs to redesign the forklift so as to take advantage of additional design freedoms enabled by fuel cell technology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following sets out management's discussion and analysis of our financial position and results of operations for the years ended December 31, 2004, 2003 and 2002 as at March 2, 2005. You should read the following discussion in conjunction with the audited consolidated comparative financial statements and the accompanying notes appearing elsewhere in this report. All financial information is reported in U.S. dollars unless otherwise specified. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Canadian GAAP differs in some respects from U.S. GAAP and the principal differences that apply to us are disclosed in Note 23 of our consolidated financial statements.

This report contains forward-looking statements, including statements regarding the future success of our business and technology strategies, and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

We are a leading global developer of hydrogen and fuel cell products. We have a diversified product portfolio of fuel cell power products, hydrogen generation systems and fuel cell test stations. We are pursuing a balanced business plan with commercial revenue today from sales of: (i) our hydrogen generation systems to the on-site industrial hydrogen market; (ii) our fuel cell test stations to developers of fuel cells, fuel cell subcomponents and materials; and (iii) our fuel cell power products and hydrogen refueling stations to the early-adopter demonstration markets and emerging commercial markets for power and transportation applications. We believe that our product portfolio approach will:

•
provide margin-contributing revenue;
•
position us well for significant growth opportunities in a variety of hydrogen energy applications;
•
help insulate us against exposure to any single technology, market or adoption rate;
•
enhance our competitive position;
•
support more consistent and predictable financial results over the long-term; and
•
provide a level of mass and scale.

Acquisition of Stuart Energy Systems Corporation

On November 10, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation (Stuart Energy) at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, we announced that we had successfully acquired control of Stuart Energy. In February 2005, we announced that we had acquired all of the issued and outstanding Stuart Energy shares. In connection with this acquisition, we issued approximately 27 million of our common shares, representing approximately 42% of our outstanding common shares prior to the acquisition. For accounting purposes, the acquisition of Stuart Energy has been reflected as a subsequent event in our December 31, 2004 financial statements. The transaction will be accounted for as a purchase transaction in the first quarter of 2005, and we will consolidate the operations of Stuart Energy from January 6, 2005, the date of acquisition.

The acquisition of Stuart Energy represents a key milestone in the execution of our strategic plan. We continue to reduce our exposure to any single product, single market or single adoption rate. The combination has created a diversified product portfolio of fuel cell power products, hydrogen generation stations and fuel cell test stations. We now have greater scale with greater revenue diversity which should lead to more predictable results for our shareholders notwithstanding the cycles of any one of our businesses. The combined company has an expanded roster of blue-chip partners and customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, ChevronTexaco, Ford, GM, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We believe that our ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels provides us with a competitive advantage against competitors that do not enjoy such scale.

Our combined and complementary product portfolio allows us to offer a turn-key hydrogen application and hydrogen fueling solution to target customers. As an illustrative example, we can offer bundled solutions for fuel cell powered forklifts and hydrogen refueling infrastructure. Our combined technology portfolio includes expertise in PEM fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well as access to hydrogen internal combustion engine technology.

A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration offers significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs. We expect annualized cost savings as a result of the combination to be approximately $8 million. On January 21, 2005, we announced that we have implemented the initial phase of our integration and synergies plan, including an immediate reduction of 15% of our combined workforce and rationalization of our facilities. The workforce reduction primarily affected employees from both Mississauga, Ontario operations. We have also added financial strength with the acquisition of Stuart Energy. As at January 31, 2005, we had approximately $114 million in cash and investments.

We expect the increased market capitalization and market float to lead to increased trading liquidity for our shareholders and provide our investors with a diversified exposure to the hydrogen economy.

HYDROGENICS' BUSINESS

Following our acquisition of Stuart Energy in January 2005, we divided our business into two segments: (i) fuel cell power products and on-site hydrogen generation systems, or Hydrogenics Power and Generation; and (ii) fuel cell test and diagnostic stations, or Hydrogenics Test.

Our corporate group structure includes the following wholly-owned subsidiaries: Greenlight Power Technologies, Inc. (incorporated under the federal laws of Canada), EnKat GmbH (incorporated under the laws of Germany), Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario), Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware), Stuart Energy Systems Corporation (incorporated under the federal laws of Canada) and Stuart Energy Europe N.V.).

The description of our business that follows reflects the acquisition of Stuart Energy and our operations as of March 2, 2005.

HYDROGENICS POWER AND GENERATION

We believe that our customers will increasingly prefer strategic suppliers that are positioned to offer them integrated or bundled hydrogen and fuel cell solutions to meet their needs and create value for them. We have structured our Hydrogenics Power and Generation business to effectively respond to customer inquiries for fuel cell power products and hydrogen generation systems, as well as turn-key, bundled solutions.

Our Hydrogenics Power and Generation business unit employs approximately 240 people, including approximately 180 people in our Mississauga, Ontario facility and approximately 60 people in our Oevel, Belgium facility, where we manufacture and assemble our hydrogen generation systems based on alkaline water electrolysis.

Power

We are developing a comprehensive portfolio of proton exchange membrane, or PEM, fuel cell power products. We have developed and are marketing scalable PEM fuel cell power modules that allow "plug and play" integration into our own fuel cell products or those of original equipment manufacturers (OEMs). The low pressure configuration of our power module architecture results in fewer moving parts, greater system simplicity, higher efficiency, lower cost, enhanced reliability, quieter operation and increased versatility when compared to the high pressure systems offered by other fuel cell companies. Our goal is to apply our power module architecture across a wide range of applications with early market appeal. We also plan to achieve commercialization through strategic partners that have established market channels.

We are also developing PEM fuel cell system products for specific end-use markets. To date, our fuel cell systems cover a range of portable, mobile and stationary power applications in the 7 kW to 65 kW range. The diversity of our technology portfolio allows us to design and manufacture fuel cell systems with integrated hydrogen refueling capabilities.

We believe that we are well positioned to commercialize PEM fuel cell power products as a result of: (i) the breadth of our product portfolio; (ii) the costs, performance and attributes of our products relative to competitive products; (iii) our intellectual property portfolio; (iv) our early market position in select early-adopter projects; (v) our strategic partners; (vi) our skilled employee base; (vii) our global market reach; and (viii) our financial strength.

Our power products business also provides systems integration and engineering services to key customers and strategic partners. System integration services entail working with our clients to integrate their proprietary component into a fully functional fuel cell system. These services include engineering, design, prototyping, testing, contract manufacturing and project management.

Generation

With the acquisition of Stuart Energy, we are now a leading global provider of on-site, packaged hydrogen generation systems. We believe that we are the only hydrogen products company in the world with leading proprietary technology in both alkaline water electrolysis and PEM water electrolysis, together with access to reforming technologies through our strategic alliances program.

Our product line of hydrogen generation systems includes integrated solutions for on-site hydrogen production, compression, storage, fuel dispensing and distributed power generation. Our hydrogen generation product line is designed to meet a growing and diverse set of requirements for the industrial, power generation and transportation fueling markets. We integrate our proprietary, industry-leading hydrogen generation systems with select components from our strategic partners to provide integrated hydrogen solutions.

We have a strong competitive position for on-site, electrolysis-based hydrogen generation systems in the industrial market. In this market, we have 57 years of experience, strong brand recognition and a large global installation base. We have hundreds of units operating in a variety of demanding operating conditions globally. The industrial market for on-site hydrogen generation offers us a growing source of margin-generating revenue that provides a source of funding for our market development initiatives in the hydrogen power and transportation markets. In addition, by packaging the same core hydrogen generation technology into our targeted industrial market and hydrogen refueling station market, we can minimize our technology and product development costs and achieve benefits of increased scale. We believe that our activities and market leadership position in our targeted industrial market also provides a strong competitive position for us in the hydrogen refueling station markets.

HYDROGENICS TEST

We are a leading global provider of PEM fuel cell test stations. Our test and diagnostic equipment is used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. Automotive companies, energy companies, fuel cell developers, component suppliers and others are currently spending significant capital on the development and improvement of their own fuel cell programs. Test stands have become critical tools for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system. Our test equipment and diagnostic products currently range from basic component and stack research products to full system and production grade test stations and diagnostic products. We believe that our test stations and diagnostic products will become an important element to many of these programs as broad commercial markets for fuel cells continue to develop. Building on the experience gained in designing, manufacturing and selling over 450 fuel cell test stations to approximately 60 customers in North America, Asia and Europe, we have developed an extensive portfolio of test equipment and diagnostic products. Since our acquisition of Greenlight Power Technologies, Inc. (Greenlight) in January 2003, we have marketed our PEM fuel cell test stations under our "Greenlight" brand.

Revenue from our test equipment business has fluctuated historically and is expected to continue to fluctuate significantly from period to period. In 2004, product technology related issues combined with soft market conditions for test equipment negatively impacted our test equipment revenue. The underperformance of our test business was also affected by weak execution of our integration program. To improve the performance of our test equipment business, we implemented changes in management and staffing levels, product design and business processes in 2004. Our expectations for growth over the next three years for the test equipment business have been substantially curtailed in our strategic plan. This resulted in an impairment charge of $3.7 million in 2004, related to the intangible assets established at the time of the acquisition of Greenlight. Our test business continues to be a global leader of PEM fuel cell test stands. We are closely tracking industry trends and our performance to ensure that our strategy objectives for this business are met.

In addition to selling test equipment to third parties, we have over 30 test stations installed in our facilities that we use to provide testing services to key customers and strategic partners and to support our own research and development program for our PEM fuel cell power products.

Currently, our fuel cell test and diagnostic business unit is based in Burnaby, British Columbia, and employs approximately 75 full-time people in Canada, Germany and Japan.

Accounting Policies and Estimates

REVENUES

We generate revenues through the sale of fuel cell power products, hydrogen generation equipment and test and diagnostic equipment. We also generate revenues by providing our customers systems integration, engineering and testing services. Revenues related to the sale of our products are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured. Where customer acceptance clauses are considered to be substantive, revenue is recognized only after customer acceptance is received. Revenues relating to systems integration, engineering and testing services are recognized as services are rendered. For contracts with multiple deliverables, we allocate revenue to each element of the contract based on objective evidence of the fair value of the element.

Where we have long-term contracts with a customer, revenues are recognized under the percentage-of-completion method whereby revenues and profits are recognized on a pro-rata basis in relation to contract costs incurred. As an illustrative example, we would recognize revenue under the percentage of completion method in connection with a contract for a customized product with a completion cycle spanning several quarters.

From time to time, we have entered and may enter into sales-type lease arrangements with our customers in the provision of our products. For these arrangements, revenues are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured.

We have two reportable segments: test and power products. Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. Power products revenues include revenues related to systems integration, fuel cell stacks, power modules, auxiliary power unit (APU) modules, hydrogen generation equipment and engineering services. Historically, power products revenues from engineering services were derived primarily from a long-term contract with General Motors, pursuant to which we provided technician and support services to General Motors in connection with its fuel cell program. This contract ended on July 31, 2004.

Where we complete research and development (R&D) work that is partially funded by government agencies, on a direct or indirect basis, we record R&D grants as a recovery of R&D expenses.

Cost of Revenues.

Cost of revenues consists primarily of materials and direct labour relating to engineering, design and production. The cost of providing engineering services, although heavily oriented towards R&D activities, is matched with corresponding revenues and included in cost of revenues.

Gross Profit.

We calculate gross profit by deducting the cost of revenues from revenues. Positive gross profit, combined with R&D grants received from government or commercial sources, are the primary sources of funding for our market and product development activities.

OPERATING EXPENSES

Selling, General and Administrative (SG&A).

SG&A expenses consist primarily of wages, salaries and benefits relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs.

Stock-based Compensation.

For stock options granted to employees on or after January 1, 2003, the estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees on or after January 1, 2002, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.

Research and Development (R&D).

R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to R&D activity.

R&D Grants.

R&D grants are accounted for as a reduction of our R&D expense in our consolidated statements of operations, and are not included in revenues. R&D grants include government funding and monies received under contracts from commercial sources. A significant portion of these R&D grants result in product deliveries and or technology demonstrations. The value of grants received can fluctuate significantly from period-to-period as contracts wind down and new contracts commence at varying schedules.

Amortization of Intangible Assets.

The amortization of intangible assets relates to the intangible assets that we purchased from General Motors in October 2001, as well as the intangible assets acquired as a result of our acquisition of Greenlight on January 7, 2003.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are described in Note 2 of our consolidated financial statements. Set out below is a discussion of the application of critical accounting policies and estimates that require management to make assumptions about matters that are uncertain at the time the accounting estimate is made, and for which differences in estimate could have a material impact on the financial statements. Areas where the application of accounting policies requires us to make significant estimates include allowances for potentially uncollectible accounts receivable, warranty provisions, provision for obsolete inventory, valuation allowances for future income tax assets, useful lives of intangible assets, fair value of goodwill, fair value of stock options granted, provisions for costs to complete contracts in progress and estimates of fair values related to business acquisitions.

Allowance for Doubtful Accounts.

We record an allowance against accounts receivable for accounts which are potentially uncollectible. The allowance is based on management's best estimates of collectibility, taking into account the specific circumstances of each transaction and knowledge about the particular customer.

Warranty Provisions.

We typically provide a warranty for parts and/or labour for up to one year, or based on certain operating specifications such as hours of operation. Future warranty cost provisions are based on management's best estimates of such costs, taking into account specific arrangements of each transaction and past history.

Provision for Obsolete Inventory.

We record a provision against inventory when we determine its potential future use in the production of commercial products or in our R&D efforts is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, management actively monitors raw materials inventory to ensure it is used in operations in a timely manner. However, as products or R&D efforts and priorities change, and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory. When it is determined that the inventory has no future use in our operations and it has no resale value it, is written off.

Valuation Allowances for Future Income Tax Assets.

We record a valuation allowance to reflect uncertainties associated with the realization of future income tax assets. The valuation allowance is based on management's best estimates as to the certainty of realization.

Goodwill and Intangible Assets.

Goodwill and intangible assets with indefinite lives are not amortized but are subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, if any. Any impairment loss measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, would be expensed in the consolidated statements of operations. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Stock-Based Compensation.

Effective January 1, 2003, on a prospective basis, we adopted the new recommendations of the CICA with respect to stock options granted after that date. This standard requires that compensation expense be recorded on the grant of options to employees. Options are valued using the Black-Scholes option-pricing model. The resulting value of the options is recorded as contributed surplus over the vesting period of the options. For stock options issued from January 1, 2002 through December 31, 2002, we applied the settlement method of accounting, which permitted us to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in Note 11.

Under U.S. GAAP, for stock based compensation, we measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award.

Estimates of Costs to Complete Contracts.

Where we have long-term contracts with a customer, revenues and expenses are recognized under the percentage-of-completion method. This method requires management to estimate the costs to completion, so that revenues and profits can be recognized on a pro-rata basis in relation to contract costs incurred.

Foreign Currency Translation.

The U.S. dollar is our functional currency. Monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rate of exchange at the end of each period. Non-monetary assets are translated at historical rates of exchange. Revenues and expenses denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange on the date of the transaction, except for depreciation and amortization which are translated at historical rates. Translation gains and losses primarily arise from the translation of Canadian dollar denominated monetary assets and liabilities, with both realized and unrealized gains and losses being included in the results of operations.

The operations of EnKAT GmbH (EnKAT), our German subsidiary, are considered interdependent with our operations, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of EnKAT are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

Recently Issued Accounting Standards

Our accounting policies are described in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2004. In connection with these statements we have adopted the following changes to our accounting policies:

(A)    CANADIAN STANDARDS

Asset Retirement Obligations.

Effective January 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 "Asset Retirement Obligations." This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The initial adoption of this guidance did not have an impact on our financial statements.

Hedging Relationships.

Effective January 1, 2004, we adopted CICA AcG-13, "Hedging Relationships" and Abstract No. 128 of the Emerging Issues Committee, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" (EIC 128). AcG-13 provides detailed guidance for the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. EIC 128 requires that any derivative financial instruments not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income. The initial adoption of this guidance did not have an impact on our financial statements.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation.

Effective January 1, 2004, we adopted the CICA Handbook Section 1100, "Generally Accepted Accounting Principles." The section provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The initial adoption of this guidance did not have an impact on our financial statements.

Variable Interest Entities.

The CICA has issued a guideline on the consolidation of variable interest entities ("VIE's"). This guideline is effective January 1, 2005 and requires us to identify VIE's in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity in which:

•
the equity is not sufficient to permit that entity to finance its activities without external support; or
•
equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE's expected losses, receive a majority of its expected residual returns, or both.

We adopted this guideline effective January 1, 2004, the adoption of which, had no impact on our financial position, results of operations or cash flows.

Liabilities and Equity.

We will adopt the CICA's new accounting pronouncements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early adoption encouraged. The adoption of this new guidance will not impact our financial position, results of operations or cash flows.

(B)    U.S. STANDARDS

Inventory Costs.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43." SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new guideline will not have an impact on our financial position, results of operations or cash flows.

Business Acquisitions

STUART ENERGY SYSTEMS CORPORATION

As discussed above, on January 6, 2005 we successfully acquired control of Stuart Energy Systems Corporation (Stuart Energy). In February, 2005, we completed the acquisition of the remaining shares of Stuart Energy such that Stuart Energy is now a wholly-owned subsidiary. We de-listed the Stuart Energy common shares from the Toronto Stock Exchange, effective February 18, 2005.

For accounting purposes, this transaction has been reflected as a subsequent event in our December 31, 2004 financial statements (see Note 22 in the financial statements). The transaction will be accounted for as a purchase transaction in the first quarter of 2005, and the Company will consolidate the operations of Stuart Energy from January 6, 2005, the date of the acquisition.

The purchase price was $122.9 million exclusive of expenses of $1.8 million relating to the acquisition. Consideration consisted of the issuance and reserve of 26,999,399 of our common shares. The preliminary allocation of the purchase price to assets and liabilities acquired is as follows (in millions):

Net current assets	19.5
Net non-current assets	2.7
Intangible assets	32.6
Goodwill	69.9

$124.7

At the date of the acquisition, Stuart Energy had confirmed orders under sales and long-term sales contracts of approximately $15.6 million. At the date of acquisition, Stuart Energy's finished goods and work in process inventories will be recorded at fair value, which represents a $1.4 million increase from Stuart Energy's carrying value of inventory at the date of acquisition. These inventories are scheduled to be shipped within the first two quarters of 2005.

Cost of goods sold in 2005 will be impacted by a $1.4 million increase over costs that would have been reported had inventories been valued at Stuart Energy's historical cost. This will negatively impact gross margins and earnings in 2005. As a result of this acquisition, we also assumed material contractual obligations as at January 6, 2005. These obligations are expected to have the following impact on our cash flows for the periods indicated:

Operating Year	Operating Leases	Obligations
	$(000's)	$(000's)
2005	1,987	5,184
2006	2,001	—
2007	1,053	—
2008	719	—
2009 and thereafter	1,985	—

	$7,745	$5,184

For further information on the Stuart Energy acquisition see Note 22 in the financial statements.

GREENLIGHT POWER TECHNOLOGIES, INC.

On January 7, 2003, we acquired all the issued and outstanding shares of Greenlight Power Technologies Inc. (Greenlight) based in Burnaby, British Columbia, Canada. Greenlight designs and manufactures fuel cell test systems. The purchase price was $19.0 million, exclusive of expenses of $1.1 million related to the acquisition. Consideration consisted of cash of $2.3 million and the issuance of 4,164,093 of our common shares with an aggregate value of $16.8 million at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed was as follows:

		$ millions
Current assets		$3.0
Property, plant and equipment		2.1
Future tax assets		5.4
Intangible assets —
Order backlog(1)	0.5
Customer relationships(2)	5.0
Computer software(3)	1.9
Patentable technology(2)	6.1	13.5
Goodwill		5.2
Current liabilities		(3.5)
Long-term debt		(0.2)
Future tax liabilities		(5.4)

Total Purchase Price		$20.1

(1)
Being amortized on a straight-line basis over 1 year.
(2)
Being amortized on a straight-line basis over 3 years.
(3)
Being amortized on a straight-line basis over 2 years.

In 2003, the fuel cell test station manufacturing operation of Hydrogenics was combined with Greenlight, and were centralized in Burnaby, British Columbia.

In the fourth quarter of 2004, we approved and adopted a three year strategic plan which incorporated a revised outlook for our test business. This revised outlook factored in: (i) the technology transition from contact humidification to steam humidification; and (ii) reduced near-term capital level commitments from certain customers. This assessment and revised outlook for the test business resulted in an impairment charge of $3.7 million in the fourth quarter of 2004 related to the intangible assets for patentable technology and customer relationships that were established at the time of the acquisition of Greenlight. As of December 31, 2004, the carrying value of goodwill, all of which relates to our fuel cell test station business, is $5.1 million. Our updated three year forecast for revenue growth from this business has been significantly curtailed from our previous strategic plan. Given these developments we reduced our headcount in this business by 15% in 2004. We have determined that, at this time, the fair value of the test station business continues to exceed its carrying value, and that there is no impairment of goodwill.

EnKat GMBH

On May 1, 2002, we acquired all the issued and outstanding shares of EnKat Gmbh (Enkat), based in Gelsenkirchen, Germany. The total purchase price was $0.6 million. EnKAT designs and manufactures test systems for fuel cells, reformers and electrochemical engines. Part of the purchase included management services contracts for five years with each of the two principals of the acquired company. The fair value of these contracts on the date of acquisition was $0.6 million, which is being amortized on a declining basis at an annual rate of 50%. As at December 31, 2004, the balance of intangible assets related to the EnKat acquisition is nil.

SELECTED FINANCIAL INFORMATION

(000's except for per share amounts)	12 months ended Dec. 31, 2004	12 months ended Dec. 31, 2003	12 months ended Dec. 31, 2002
Revenue	$16,656	$26,660	$15,840
Net Loss	$(33,539)	$(22,091)	$(20,611)
Basic and Fully Diluted Net Loss Per Share	$(0.53)	$(0.42)	$(0.43)
Weighted Average Number of Common Shares Outstanding	63,542,811	52,993,167	48,437,813
Total Assets	$117,861	$91,438	$90,677
Cash and Short-Term Investments	$89,062	$46,708	$60,051

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Revenues decreased by $10.0 million, or 37%, to $16.7 million for the year ended December 31, 2004 compared with $26.7 million in 2003. The decrease in revenues for the year was primarily attributable to a decrease in test revenues of $9.6 million, or 46%, to $11.1 million, or 66% of total revenues in 2004 compared with $20.7 million, or 77% of total revenues in 2003. Product technology related issues and a soft market for test equipment negatively impacted revenues in 2004. The underperformance of our test business was also affected by weak execution of our integration program.

Revenue from power products of $5.6 million in 2004 was down by $0.4 million compared with $6.0 million in 2003. Engineering services revenue, which is a component of our power products revenue, was $1.8 million in 2004, a decrease of $1.9 million compared with revenue of $3.7 million in 2003. Excluding engineering services revenues from GM, which ended July 31, 2004, power products revenues increased by $1.5 million or 65% to $3.8 million in 2004 compared with $2.3 million in 2003.

We expect to record certain billings related to the production and shipment of power products as R&D grants, including instances where we provide services or products as a sub-contractor to a customer who is the recipient of government grants. As described above, R&D grants are offset against R&D expenses.

Following the acquisition of Greenlight in 2003, and the subsequent transfer of our test division to Burnaby, our Mississauga facility was primarily dedicated to our emerging power products business. Since that time, we have expended a significant effort on power products development. A substantial portion of these efforts is subsidized through R&D grants, as opposed to revenue-generating systems integration projects on behalf of customers.

In 2004, North American revenues for test and power products, excluding engineering service revenues, decreased by $6.7 million, or 48%, to $7.2 million compared with $13.9 million in 2003. North American engineering services revenue declined $1.9 million, or 51%, to $1.8 million compared with revenue of $3.7 million in 2003, as this contract expired in third quarter 2004. European revenues in 2004 were $3.1 million, flat compared with $3.1 million in 2003. Asian revenues decreased by $1.4 million, or 23%, to $4.6 million compared with $6.0 million in 2003. Japanese customers contributed the largest share of the Asian revenues, due in part to our sales and service office presence in Japan.

Geographic Revenue Breakdown by Region
($ millions)

	2004	%	2003	%
North America — (excluding Engineering services)	7.2	43	13.9	52
North America — Engineering services	1.8	11	3.7	14
Europe	3.1	19	3.1	12
Asia	4.6	27	6.0	22

	16.7	100	26.7	100

The majority of our revenues are concentrated with relatively few customers. Our four largest customers contributed 68% and 60% of our revenues in 2004 and 2003, respectively. Excluding our engineering services contract with General Motors, our four largest customers contributed 57% percent of total revenues in 2004 compared with 46% percent in 2003. Consistent with prior years, the composition of our four largest customers changed again in 2004. In 2004, two of our top four customers by revenue were new, and the revenues from these new customers were derived from test equipment and fuel cell power product sales.

Overall revenues from General Motors for 2004 decreased $3.7 million, or 42%, to $5.2 million, or 31%, of our total revenues. In 2003, GM revenues of $8.9 million represented 33% of our total revenues.

Cost of revenues decreased by $5.6 million, or 31%, to $12.4 million in 2004 compared with $18.0 million in 2003. The year-over year decrease is primarily related to the decrease in revenues for the period. Cost of revenues will also fluctuate from period to period based on the mix of products and services sold in the period. Cost of revenues includes an inventory write-off of $0.3 million in 2004 related to slow moving test equipment raw materials. In 2003, the cost of revenues also included a $0.4 million inventory write-off resulting from the integration of Greenlight.

Gross profits decreased by $4.3 million, or 50%, to $4.3 million in 2004, compared with $8.6 million in 2003. The decrease in gross profits is primarily attributable to the decrease in revenues for the period. Gross profits, as a percentage of revenues, were 26% in 2004, compared with 32% in 2003. Gross profit as a percentage of revenues will fluctuate based on the mix of products or services sold in a period, the power range of equipment, as well as the proportion of R&D activity in relation to revenues.

Increased gross profits due to revenue growth and consistent or improving gross margins, as a percentage of revenues, are important to our commercial sustainability. Gross profit combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities. Gross profits for 2004 of $4.3 million combined with government grants of $4.7 million, totaled $9.0 million representing a decrease of 17%, or $1.8 million, from $10.8 million in 2003. Although government grants are not recorded as revenues, when combined with gross profits, they provide an indication of the level of activity being undertaken in return for cash.

SG&A expenses increased by $0.6 million, or 5%, to $13.0 million for 2004, compared with $12.4 million in 2003. The entire increase in SG&A expenses can be attributed to the year-over-year strengthening of the Canadian dollar, which had an impact of $0.9 million on full year SG&A expenses.

In 2003, we had non-recurring legal expenses of $1.0 million related to our defense of a patent infringement law suit.

Employee stock-based compensation expense of $1.3 million was recorded in 2004, an increase of $0.6 million, or 92%, from $0.7 million in 2003. In calculating this expense, we made significant estimates and assumptions in determining the estimated fair value of the options granted. Stock options were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50%, expected life of 4 years, expected volatility of 52.05%, and no dividends. For the year ended December 31, 2004, a total of 828,808 stock options were granted to employees representing approximately 1% of the weighted average number of shares outstanding. Approximately 82% of our employees received stock options in 2004 and approximately 24% of the options granted went to the five highest paid executives. Excluding the effect of any future stock options granted, the projected stock-based compensation expense related to the options granted in 2004 is as follows:

Year	$ millions
2005	0.8
2006	0.3
2007	0.1

$1.2

R&D expenses increased by $4.6 million, or 50%, to $13.8 million in 2004, compared with $9.2 million in 2003. The increase in R&D is primarily attributable to an increase in funded R&D and demonstration projects for which we must bear a significant portion of the costs. As we are typically required to contribute to the cost of demonstration projects, we are highly selective about the demonstration projects that we accept. We carefully screen cost-share projects, looking at whether such projects are already part of our product development and demonstration plan and whether there are significant strategic implications. We believe that certain demonstration projects that are sponsored by government and industry participants are important because they typically; (i) provide opportunities to showcase the capabilities of our fuel cell power products and hydrogen refueling stations; (ii) provide important technical and/or market feedback; (iii) educate future stakeholders; and (iv) result in the identification of potential customers and/or strategic partners. Currently, we are participating in, or plan to participate in, a number of government-sponsored demonstration projects.

R&D grants increased by $2.5 million, or 114%, to $4.7 million in 2004, compared with $2.2 million in 2003. This increase reflects the impact of new programs which we received funding for during 2004. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. However, R&D grants when combined with gross profits decreased by $1.8 million, or 17%, to $9.0 million in 2004 compared with $10.8 million in 2003.

Depreciation of property, plant and equipment increased by $0.3 million, or 14%, to $2.5 million in 2004, compared with $2.2 million in 2003.

Amortization of intangible assets decreased by $4.4 million, or 34%, to $8.5 million in 2004 compared with $12.9 million in 2003. The decrease is primarily the result of the reduction in amortization of the intangibles acquired from General Motors which are being amortized on a declining balance basis. The corresponding impact on loss per share related to the non-cash amortization of intangible assets for 2004 was $0.13 per share compared with $0.24 share in 2003.

Assuming no additional intangible asset purchases or value impairment, the projected amortization charge for the next five years will be:

Year	$ millions
2005	1.9
2006	1.0
2007	0.5
2008	0.3
2009	0.1

Impairment of intangible assets amounted to $3.7 million during the year. This is as a result of an impairment charge in the fourth quarter of 2004 for the remaining value of the intangible assets related to patentable technology and customer relationships that were recorded as assets on January 7, 2003 related to the acquisition of Greenlight. In the fourth quarter of 2004, we approved and adopted a new three-year strategic plan which incorporated a revised outlook for our test business. This revised outlook factored in; (i) the technology transition from contact humidification to steam humidification; and (ii) reduced near-term capital level commitments from certain customers.

Integration costs related to the Greenlight acquisition were a credit of $0.1 million in 2004 compared with $1.2 million in 2003. During 2004, goodwill was reduced by $0.1 due to the reversal of a relocation accrual established on the acquisition of Greenlight. The integration costs reflect incurred but non-recurring expenses relating to integrating Greenlight. The integration of Greenlight was completed in 2003.

Provincial capital tax expense increased by $0.2 million to $0.3 million in 2004, compared with $0.1 million in 2003. The increase results from holding greater net assets subject to capital tax at year end in 2004 compared with 2003.

Interest income, net of bank charges and interest paid, increased by $0.2 million, or 29%, to $0.9 million in 2004, compared with $0.7 million in 2003. The increase is primarily attributable to an increase in short-term investments in 2004.

Foreign currency losses in 2004 were $0.3 million which is a decrease of $5.7 million from the $5.4 million gain recorded in 2003. In 2003, the foreign currency gains resulted from holding Canadian dollar denominated short-term investments when the Canadian dollar strengthened considerably against the U.S. dollar. As at December 31, 2004, no short-term investments were held in Canadian funds, compared with 34% of short-term investments being held in Canadian funds as at December 31, 2003.

Income tax expense decreased by $0.1 million, or 50%, to $0.1 million in 2004, compared with $0.2 million in 2003. The expense is attributable to the federal large corporation tax, which is based on our taxable capital. Similar to the provincial capital tax, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

Our tax loss carry forwards at December 31, 2004 are $58.8 million. However, due to past historical losses, as of December 31, 2004, we have provided a valuation allowance against the full amount of the tax loss carry forwards.

Net loss increased by $11.4 million, or 52%, to $33.5 million in 2004, compared with a net loss of $22.1 million in 2003. The increase in the loss is a result of: (i) a decrease of $5.7 million in foreign currency gains; (ii) a decrease of $4.3 million in gross profits associated primarily with the decline in revenues; (iii) a $3.7 million write-off related to an impairment of intangible assets; (iv) an increase of $2.0 million in net R&D expenses; (v) a $0.6 million increase in stock-based compensation expense; and (vi) an increase of $0.6 million in selling, general and administrative expenses. These items were partially offset by: (i) a $4.4 million decrease in non-cash amortization of intangible assets; and (ii) a $1.3 million decrease in integration costs.

Of the 2004 net loss, $13.8 million was directly attributable to our test business segment, $9.8 million to the power products segment, and the remainder of $9.9 million to corporate activities. Excluding the effect of amortization and depreciation expense and the write-off for impairment of intangible assets, the test segment would have had a net loss of $3.3 million for 2004, and the power products segment loss would have been $5.6 million. The test segment is further advanced in its product life cycle, producing commercial products today, albeit in limited quantities. The power products segment is in the early stages of development as evidenced by the more significant level of R&D activity relative to current revenue levels.

Basic and diluted net loss per share increased by $0.11, or 26%, to $0.53 in 2004 compared with $0.42 in 2003.

Under U.S. GAAP, the net loss for 2004 was $33.6 million, or $0.53 per share basic and diluted, compared with $22.2 million, or $0.42 per share in 2003. The only difference from the net loss for Canadian GAAP is an adjustment for stock-based compensation under APB Opinion No. 25. Under U.S. GAAP, for stock based compensation granted prior to January 1, 2003, we use the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period.

Full time headcount at the end of 2004 was 215 employees compared with 250 at December 31, 2003. Headcount decreased by 58 in Q3 2004 with the termination of the GM engineering services contract. Upon our acquisition of Stuart Energy on January 6, 2005, our combined headcount was approximately 375. This headcount was subsequently reduced to approximately 325 on January 21, 2005.

Shares Outstanding

For the year ended December 31, 2004, the weighted average number of shares used in calculating the loss per share was 63.5 million. The number of common shares outstanding at December 31, 2004 was 64.6 million. For the year ended December 31, 2003, the weighted average number of shares used in calculating the loss per share was 53.0 million. The number of common shares outstanding at December 31, 2003 was 53.1 million. After completion of the Stuart Energy transaction, there are approximately 91.6 million shares outstanding as of March 1, 2005.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Stock options outstanding were 3.8 million as at December 31, 2004, of which 2.3 million were exercisable. There were 2.5 million share purchase warrants outstanding, of which 2.3 million have been released from escrow.

Since April 2002, our three founders, (Pierre Rivard, Joseph Cargnelli and Boyd Taylor), have elected to diversify their personal holdings by selling a percentage of their direct holdings in our stock. These sales are from personal direct shareholdings and do not result from the exercise of stock options. Our founders elected to not participate in our stock option plan, and do not hold any stock options at this time. Accordingly, as they sell stock, there is no corresponding dilution, but rather increased liquidity in our public float. These selling programs are in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time on a non-discretionary basis. One of our founders, Boyd Taylor, retired as a director and officer of our Company in January 2005. Our two other founders, Pierre Rivard and Joseph Cargnelli, continue to be officers of the Company. Pierre Rivard our President and CEO, is also a director of the Company. Joseph Cargnelli is our Chief Technology Officer. The selling programs for these two founders are expected to continue in 2005.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Revenues increased by $10.9 million, or 68%, to $26.7 million for the year ended December 31, 2003 compared with $15.8 million in 2002. The increase in revenues for the year was primarily attributable to an increase in test revenues of $15.1 million, or 269%, to $20.7 million, or 77% of total revenues in 2003 compared with $5.6 million, or 35% of total revenues in 2002. The launch of our new FCATS product models in 2002 resulted in a record backlog of confirmed orders for test equipment sales entering into 2003. This backlog combined with the acquisition of Greenlight accounted for the most of the increase in test revenues. Greenlight's revenues in the year prior to acquisition were at a level of approximately $3.7 million. We believe that the acquisition of Greenlight, our principal competitor in the fuel cell test business, enabled us to solidify our position in the fuel cell testing business, while creating additional capacity and aligning dedicated resources to our emerging fuel cell power products business. Test equipment revenues are expected to continue to fluctuate significantly from period to period.

The increase in test revenues were partially offset by a decline in revenues from power products which totaled $6.0 million in 2003 compared with $10.2 million for 2002. Due to the early development stage of fuel cell markets we expect power products revenues to fluctuate significantly from period to period. The decline in power products revenue was due primarily to a reduction in engineering services revenue and a decline in system integration revenue. Engineering services, a component of power products revenue, decreased by $2.1 million to $3.7 million in 2003 compared with $5.8 million in 2002. Engineering services revenue decreased due to a reduction in services provided to General Motors upon renewal of the General Motors engineering services contract in March 2003.

Following the acquisition of Greenlight, and the subsequent transfer of the test division to Burnaby, the Mississauga location was primarily dedicated to the emerging power products business. During 2003, a significant effort was expended on product development, as opposed to revenue-generating system integration projects on behalf of customers. A substantial portion of these efforts was subsidized through government R&D grants which are not recorded as revenues.

North American revenues for test and power products, excluding engineering service revenues, increased by $6.7 million, or 93%, to $13.9 million compared with $7.2 million in 2002. These gains were somewhat offset by a decline of $2.1 million, or 36%, to $3.7 million in North American engineering services revenues, compared with $5.8 million in 2002. European sales represented 12% of total sales in both 2003 and 2002. Asian revenues increased by $5.0 million, or 500%, to $6.0 million compared with $1.0 million in 2002. Japanese customers contributed the largest share of the growth in Asian revenues, due in part to our sales and service office presence in Japan.

Geographic Revenue Breakdown by Region
($ millions)

	2003	%	2002	%
North America — (excluding Engineering services)	13.9	52	7.2	45
North America — Engineering services	3.7	14	5.7	37
Europe	3.1	12	1.9	12
Asia	6.0	22	1.0	6

	26.7	100	15.8	100

The majority of our revenues is concentrated with relatively few customers. Our four largest customers contributed 60% and 81% of our revenues in 2003 and 2002, respectively. Excluding our engineering services contract with General Motors, our four largest customers contributed 46% percent of total revenues in 2003 compared with 44% percent in 2002. Consistent with prior years, the composition of our four largest customers changed again in 2003. In 2003, two of our top four customers by revenue were new and the revenues from these new customers were derived from test equipment sales.

Overall revenues from General Motors for 2003 decreased $0.7 million to $8.9 million, or 33% of our total revenues, for the year compared with $9.6 million, or 61% of total revenues for 2002.

Cost of revenues increased by $7.3 million, or 68%, to $18.0 million in 2003 compared with $10.7 million in 2002. The year-over year increase is primarily related to the increase in revenues for the period. Cost of revenues in 2003 also included a $0.4 million inventory provision resulting from the integration of Greenlight.

Gross profits increased by $3.5 million, or 68%, to $8.6 million in 2003 compared with $5.1 million in 2002. The increase in gross profits is primarily attributable to the increase in revenues for the period. Gross margins as a percentage of revenues were unchanged, with margins of 32% in 2003 and 2002. Gross margin as a percentage of revenues will fluctuate based on the mix of products or services sold in a period, the power range of equipment, as well as the proportion of R&D activity in relation to revenues.

Increased gross profits due to revenue growth and consistent gross margins, as a percentage of revenues, are important to our commercial sustainability. Gross profit combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities. Gross profits for 2003, of $8.6 million combined with government grants of $2.2 million, totaled $10.8 million representing and increase of 93%, or $5.2 million, compared with $5.6 million in 2002. Although government grants are not recorded as revenues, when combined with gross profits, they provide an indication of the level of activity being undertaken in return for cash.

SG&A expenses increased by $5.7 million, or 86%, to $12.4 million for 2003, compared with $6.7 million in 2002. The increase in SG&A expenses is primarily attributable to the acquisition of Greenlight, increased wages and salaries relating to our sales, marketing and corporate staff, increased insurance costs, higher legal costs, the negative currency exchange effect of the strengthening of the Canadian dollar during the year, and expanded business activities as we grow our marketing efforts. Non-recurring legal expenses aggregating $1.5 million were incurred in 2003 and 2002 in defence of a patent infringement law suit, of which $1.0 million was incurred in 2003. Excluding the effects of the non-recurring legal costs, SG&A expenses would have been $11.4 million for 2003 compared with $6.2 million in 2002. Although $0.5 million was recovered from the plaintiff in the patent infringement law suit, in the form of a promissory note received during the third quarter, no corresponding reduction was taken to SG&A expenses. The recovery is being accounted for as a contingent gain, to be booked as a reduction to SG&A in the future when we receive the cash

Employee stock-based compensation expense of $0.7 million was recognized in 2003, with no corresponding amount included in prior year results of operations. In calculating this expense, we made significant estimates and assumptions in determining the estimated fair value of the options granted. Stock options were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50 percent to 4.86 percent, expected life of 4 years, expected volatility of between 48 and 77 percent, and no dividends. For the year ended December 31, 2003, a total of 886,793 stock options were granted to employees representing approximately 2% of the weighted average number of shares outstanding. Approximately 77 percent of our employees received stock options in 2003. Excluding the effect of any future stock options granted, the projected stock-based compensation expense related to the options granted in 2003 is as follows:

Year	$ millions
2004	0.8
2005	0.3
2006	0.2

$1.3

R&D expenses increased by $5.0 million, or 118%, to $9.2 million in 2003, compared with $4.2 million in 2002. The increase in R&D is primarily attributable to increased R&D expenditures related to our emerging power products business including development activity related to our 10 kW power module and hydrogen generation initiatives, as well as the negative currency exchange effect of the strengthening of the Canadian dollar during the year. Specific R&D activities during 2003 included the NRCan bus project, the development of our 10 kW power module, the HySTAT demonstration project for the City of Toronto, the development of our electrolyzer, vehicle-to-grid research and development initiatives, and re-fueling initiatives.

R&D grants increased by $1.7 million, or 368%, to $2.2 million in 2003, compared with $0.5 million in 2002. This increase reflects the impact of new programs which received funding during 2003, including the NRCan bus project and the HySTAT demonstration project for the City of Toronto. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. However, R&D grants when combined with gross profits increased by $5.2 million, or 93%, to $10.8 million in 2003 compared with $5.6 million in 2002.

Depreciation of property, plant and equipment increased by $0.9 million, or 76%, to $2.2 million in 2003, compared with $1.3 million in 2002. The majority of the increase is attributable to higher levels of property, plant and equipment primarily associated with the acquisition of Greenlight.

Amortization of intangible assets decreased by $2.3 million, or 15%, to $12.9 million in 2003 compared with $15.2 million in 2002. The decrease is primarily the result of the reduction in amortization of the intangibles acquired from General Motors which are being amortized on a declining balance basis, partially offset by the amortization of the intangibles acquired on the Greenlight acquisition. The corresponding impact on loss per share related to the non-cash amortization of intangible assets for 2003 was $0.24 per share.

Integration costs related to the Greenlight acquisition were $1.2 million in 2003 without a corresponding amount in 2002. The integration costs reflect incurred but non-recurring expenses relating to integrating Greenlight. These costs consist of relocation of employees, involuntary terminations, and direct travel costs incurred as resources were aligned and duplication of expenses eliminated. The integration is complete and we do not expect to incur any further integration costs relating to the Greenlight acquisition.

Provincial capital tax expense decreased by a nominal amount to $0.1 million in 2003 compared with $0.2 million in 2002. The decrease results from holding fewer net assets subject to capital tax at year end in 2003 compared with 2002.

Interest income, net of bank charges and interest paid, decreased by $0.4 million, or 42%, to $0.7 million in 2003, compared with $1.1 million in 2002. The decrease is primarily attributable to a reduction in short-term investments in 2003, as well as, lower interest rates.

Foreign currency gains increased by $4.9 million to $5.4 million for 2003 compared with gains of $0.5 million in 2002. The foreign currency gains result primarily from the holding of Canadian dollar denominated short-term investments and the strengthening of the Canadian dollar against the U.S. dollar throughout 2003. As at December 31, 2003, 34% of short-term investments were held in Canadian funds, compared with 54% of short-term investments as at December 31, 2002.

Income tax expense was $0.2 million in 2003 compared with $0.3 million in 2002. The expense is attributable to the ederal large corporation tax, which is based on our taxable capital. Similar to the provincial capital tax, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

Our tax loss carry forwards at December 31, 2003 are $29.9 million. However, due to past historical losses, as of December 31, 2003 we have provided a valuation allowance against the full amount of the tax loss carry forwards.

Net loss increased by $1.5 million, or 7%, to $22.1 million in 2003 compared with a net loss of $20.6 million in 2002. The increase is primarily attributable to an increase of $5.7 million in SG&A expenses, integration costs of $1.2 million, stock-based compensation of $0.7 million and increased net R&D costs of $3.3 million, partially offset by increased gross profits of $3.5 million, increased net foreign currency gains of $4.9 million and a net decrease in combined depreciation and amortization of $1.4 million. The increases in SG&A expenses and R&D were largely due to the combined impact of the negative currency effect of the strengthening in the Canadian dollar during the year and increased expenses related to the integration of Greenlight.

Of the 2003 net loss, $4.1 million was directly attributable to the test segment, $13.5 million to the power products segment and the remainder of $4.5 million were attributable to corporate activities. Excluding the effect of amortization and depreciation expense, the test segment would have had a net profit of $2.4 million for 2003, and the power products segment loss would have been $4.8 million. The test segment is further advanced in its product life cycle, producing commercial products today, albeit in limited quantities. The power products segment is just emerging as evidenced by the more significant level of R&D activity relative to current revenue levels.

Basic and diluted net loss per share decreased by $0.01, or 2%, to $0.42 in 2003 compared with $0.43 in 2002.

Under U.S. GAAP, the net loss for 2003 was $22.2 million, or $0.42 per share basic and diluted, compared with $21.1 million, or $0.43 in 2002. The only difference from the net loss for Canadian GAAP is an adjustment for stock-based compensation under APB Opinion No. 25. Under U.S. GAAP, for stock based compensation granted prior to January 1, 2003, we use the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period.

Our EBITDA loss for the year ended December 31, 2003 includes the impact of approximately $3.5 million in increased expenses related to the appreciation of the Canadian dollar during 2003, as well as $1.0 million of non-recurring SG&A expenses related to our successful defense of a patent infringement lawsuit. Our decision to hold a significant portion of short-term investments in Canadian dollars contributed a foreign currency gain of $5.4 million in 2003, which offsets the approximate $3.5 million impact the rising Canadian dollar had on year-to-date expenses and EBITDA.

Management defines EBITDA as earnings (loss) before net interest income, income taxes, depreciation of property, plant and equipment and amortization of intangibles assets. EBITDA is presented because it is widely accepted performance indicator of a company's ability to generate sufficient cash to meet its liabilities as they come due although it should be noted that, under Canadian GAAP, this indicator is not a measure of liquidity or of financial performance. EBITDA, as presented above, is not a specifically defined term and may not be comparable to similarly titled measures reported by other companies. While providing useful information, EBITDA should not be considered in isolation or as an alternative to net income or cash flows as determined under Canadian GAAP.

Shares Outstanding

For the year ended December 31, 2003, the weighted average number of shares used in calculating the loss per share was 53.0 million. The number of common shares outstanding at December 31, 2003 was 53.1 million. For the year ended December 31, 2002, the weighted average number of shares used in calculating the loss per share was 48.4 million. The number of common shares outstanding at December 31, 2002 was 48.8 million.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Stock options outstanding were 3.3 million as at December 31, 2003, of which 1.9 million were exercisable. There were 2.5 million share purchase warrants outstanding, of which 1.6 million have been released from escrow.

QUARTERLY RESULTS OF OPERATIONS

The following tables show the unaudited consolidated statements of operations for the past eight quarters ending December 31, 2004. The information has been obtained from our quarterly unaudited financial statements which have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

	2004 Quarter ended (Unaudited) (thousand of U.S. dollars — except per share amounts)
	March 31	June 30	September 30	December 31	Total Year
Revenues	4,075	3,578	3,509	5,494	16,656
Cost of revenues	2,825	2,546	2,896	4,129	12,396

	1,250	1,032	613	1,365	4,260

Operating expenses
Selling, general and administrative	3,213	3,313	3,592	2,874	12,992
Stock-based compensation	289	338	417	269	1,313
Research and development	2,997	4,240	3,158	3,386	13,781
Research and development grants	(686)	(1,383)	(1,672)	(971)	(4,712)
Depreciation of property plant and equipment	524	639	643	711	2,517
Amortization of intangible assets	2,126	2,128	2,128	2,128	8,510
Impairment of intangible assets	—	—	—	3,693	3,693
Integration costs	—	—	—	(77)	(77)
	8,463	9,275	8,266	12,013	38,017

Loss from operations	(7,213)	(8,243)	(7,653)	(10,648)	(33,757)
Other income (expenses)
Provincial capital tax	(44)	(43)	(45)	(128)	(260)
Interest, net	165	179	277	274	895
Foreign exchange gains (losses)	(332)	(333)	201	131	(333)

	(211)	(197)	433	277	302

Loss before income taxes	(7,424)	(8,440)	(7,220)	(10,371)	(33,455)

Income tax expense (recovery)	27	41	49	(33)	84

Loss for the period	(7,451)	(8,481)	(7,269)	(10,338)	(33,539)

Loss per share
Basic and fully diluted	(0.12)	(0.13)	(0.11)	(0.16)	(0.53)

	2003 Quarter ended (Unaudited) (thousand of U.S. dollars — except per share amounts)
	March 31	June 30	Sep. 30	Dec. 31	Total Year
Revenues	8,409	6,841	5,528	5,882	26,660
Cost of revenues	5,631	4,606	3,801	4,004	18,042

	2,778	2,235	1,727	1,878	8,618

Operating expenses
Selling, general and administrative	2,395	3,212	3,230	3,524	12,361
Stock-based compensation	—	101	292	291	684
Research and development	1,543	3,023	2,075	2,604	9,245
Research and development grants	(792)	(473)	(859)	(83)	(2,207)
Depreciation of property plant and equipment	523	621	546	557	2,247
Amortization of intangible assets	3,233	3,233	3,234	3,233	12,933
Integration costs	463	327	270	183	1,243

	7,365	10,044	8,788	10,309	36,506

Loss from operations	(4,587)	(7,809)	(7,061)	(8,431)	(27,888)

Other income (expenses)
Provincial capital tax	(44)	(48)	(48)	87	(53)
Interest, net	184	183	131	159	657
Foreign exchange gains (losses)	2,050	2,204	134	995	5,383

	2,190	2,339	217	1,241	5,987

Loss before income taxes	(2,397)	(5,470)	(6,844)	(7,190)	(21,901)

Income tax expense	38	40	42	70	190

Loss for the period	(2,435)	(5,510)	(6,886)	(7,260)	(22,091)

Loss per share
Basic and fully diluted	(0.05)	(0.10)	(0.13)	(0.14)	(0.42)
(a)
Note: For the quarter ended September 30, 2003, inventory write-downs of $189 related to the Greenlight integration have been reclassified from integration costs to cost of revenues, to be consistent with presentation in the annual consolidated financial statements.

RESULTS BY QUARTER

We have experienced a weakening in revenue over the past seven quarters primarily related to: (i) soft market conditions for our test equipment; (ii) product technology issues related to test equipment; (iii) the weak execution of our Greenlight integration program; and (iv) the winding down and completion of the GM engineering services contract in the third quarter of 2004.

Gross margins remained steady throughout 2003 but have consistently fallen throughout 2004. This is primarily the result of the following test segment occurrences: (i) lower sales volumes; (ii) competitive pricing pressures; (iii) different product mix; and (iv) the write-off of $0.3 million of raw material inventory related to design changes.

On a comparative basis, our net loss has generally increased over each of the last eight quarters. This is primarily the result of the factors affecting revenue and gross margins as well as increased net R&D costs.

FOURTH QUARTER RESULTS

In the fourth quarter of 2004, our revenues decreased 7% to $5.5 million as compared with the same quarter of the previous fiscal year. This decrease was primarily the result of lower test equipment revenues as a result of soft market conditions and product technology related issues.

Gross margin was $1.4 million, down 27% from the same quarter of the previous fiscal year. This decrease was the result of a combination of lower sales volume of test equipment, competitive pricing pressures and the write-off of $0.3 million of test equipment raw materials caused by design changes.

Net loss increased to $10.4 million, or $0.16 per share, from $7.3 million, or $0.14 per share, in the comparable period in the prior year primarily as a result of an impairment of $3.7 million related to the intangibles associated with the acquisition of Greenlight.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, we held combined cash and short-term investments of $89.1 million, compared with $46.7 million at December 31, 2003. At December 31, 2004, we held cash of $3.2 million and short-term investments of $85.9 million, compared with $2.0 million in cash and $44.7 million in short-term investments at December 31, 2003.

The total cash and short-term investments increased by $42.4 million between December 31, 2003 and December 31, 2004. The majority of this amount was obtained on February 3, 2004, when we completed the issuance and sale of 11,000,000 common shares at $5.75 per share for proceeds of $59.6 million. Subsequent to this sale, the underwriters' over-allotment option was partially exercised resulting in the sale and issuance of an additional 373,608 common shares on February 13, 2004 for proceeds of $2.0 million. We continue to align our market and product development efforts with current market opportunities. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short term investment balances.

Cash used in operating activities for the year ended December 31, 2004 was $15.6 million, compared with $7.5 million used in the year ended December 31, 2003 and $3.9 million used in 2002. Non-cash working capital decreased during the year by $2.1 million due to the reduction in revenues in 2004. Non-cash working capital increased during 2003 by $0.6 million due to the growth in accounts receivable.

The principal components of the $2.1 million decrease in non-cash working capital during 2004 were as follows (excluding currency exchange effects, and the effect of non-cash working capital purchased as part of the Greenlight acquisition):

•
Accounts receivable decreased by $2.7 million, due to the lower sales in 2004.
•
Grants receivable increased of $1.8 million, due to the increase of research and development activity during the year.
•
Unearned revenue increased by $1.3 million, due to the increase in amounts collected in advance of the work being completed.

The company has an operating line of credit available up to $2,908 (CDN$3,500) in total (2003 — $3,869 or CDN$5,000). As at December 31, 2004 and 2003, the Company had no indebtedness on these lines. As at December 31, 2004, $271(2003 — $504) of this facility was in use relating to an outstanding letter of guarantee. The operating facilities are denominated in Canadian dollars and bear interest at Royal Bank of Canada prime rate plus 0.5%. The facility is due on demand and collateralized by a general security agreement over all assets.

Capital expenditures increased by $0.2 million, or 10%, to $2.3 million in 2004, compared with $2.1 million in 2003, not including assets acquired through the Greenlight acquisition. Capital expenditures primarily consisted of expenditures for internally constructed test equipment to be used in design and development applications. In 2003, property, plant and equipment purchases increased by $0.6 million, or 40%, to $2.1 million, from $1.5 million in 2002, excluding the assets acquired through the Greenlight acquistion. In addition, property, plant and equipment of $2.1 million were acquired through the acquisition of Greenlight in 2003. Capital expenditure plans for 2005 and subsequent years will result in further increases in property, plant and equipment as we continue our manufacturing and development initiatives.

The net cash expenditure for the acquisition of Greenlight in 2003 was $3.3 million, excluding integration costs. Additional details of this transaction have been disclosed in Note 20 of our consolidated financial statements.

During 2004, we issued 144,734 shares for $0.3 million under our stock option plan compared with 148,433 shares issued for $0.1 million in 2003 and 877,675 shares issued for $0.2 million in 2002.

We intend to use our funds to meet net funding requirements for the development and commercialization of our products including fuel cell test stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We also intend to use our funds to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and reformer systems. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the net proceeds from the February 2004 share issuance, together with our existing cash balances and cash generated from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 36 months based on our current business plan. At this time, we have no plans for additional financing. However, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.

CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2004, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated.

	Long-term debt	Operating leases	Purchase obligations
	($'000's)	($'000's)	($'000's)
Payments due in
2005	326	889	3,997
2006	313	355	1,692
2007	9	323	1,920
2008	—	356	—
2009 and thereafter	—	356	—

	648	2,279	7,609

We believe we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.

LONG-TERM DEBT

Our long-term debt set out in the table above consists of liabilities of the following nature:

•
Repayable financing from a Canadian government agency. Government agencies, and in particular, the Canadian government, have provided substantial support to the development of the fuel cell sector in the form of R&D grants, as well as repayable financing. Although this amount is only repayable based on a percentage of our gross revenue and is therefore success-based, we anticipate that we will have gross revenue sufficient to generate a liability for the entire amount, being 150% of the original amount received.

•
Unsecured non-interest bearing term loan. In 2002, we acquired certain proprietary intellectual property related to our vehicle-to-grid initiatives in exchange for an interest free loan. Although the loan is non-interest bearing, we charge imputed interest on the loan to interest expense.

•
Capital leases of office equipment. Where appropriate for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.

For further information on our long term debt, see Note 9 in the consolidated financial statements.

OPERATING LEASES

The above table represents, as at December 31, 2004, our future minimum lease payments under leases relating to operating premises and office equipment. These leases are accounted for as operating leases, and payments under the leases are included in selling, general and administrative expenses. We incurred rental expenses of $1.2 million under these operating leases in 2004 (2003 — $1.2 million; 2002 — $0.9 million).

Our executive offices are located in Mississauga, Ontario, Canada. Our principal activities at this facility include the manufacture and assembly of our fuel cell power products, the manufacture and assembly of our hydrogen generation products based on PEM water electrolysis or reforming technologies, the research and development of our fuel cell power products and hydrogen generation products, and fuel cell testing services.

In connection with our EnKat acquisition in 2002, we acquired the lease on EnKat's 6,000 square foot sales and assembly facility in Gelsenkirchen, Germany. We currently use this facility for sales and customer support for our fuel cell test equipment business and our fuel cell power products business, along with certain limited assembly work for our fuel cell test equipment business.

In connection with our Greenlight acquisition in 2003, we acquired the lease on Greenlight's 54,000 square foot executive office, test engineering and manufacturing facility in Burnaby, British Columbia. We currently use this facility to develop, engineer and manufacture our test and diagnostic products.

In connection with our Stuart Energy acquisition in 2005; we acquired lease obligations relating to four facilities leased by Stuart Energy, including: (i) a 135,000 square foot executive office and manufacturing facility in Mississauga, Ontario, with an annual lease cost of approximately $737,000 expiring in July 2006; (ii) a 21,445 square foot executive office and manufacturing facility in Oevel-Westerlo, Belgium, with an annual lease cost of approximately $260,000 expiring in August 30, 2008; (iii) a vacant 53,240 square foot facility in Shawinigan, Quebec, with an annual lease cost of approximately $323,000 expiring in July 2006; and (iv) a vacant facility in Grimma, Germany, with an annual lease cost of approximately $54,000 expiring in June 30, 2012. In connection with its acquisition of Vandenborre Technologies NV in February 2003, Stuart Energy determined to rationalize its consolidated facilities in 2003. As a result, Stuart Energy has previously taken a financial charge relating to the Shawinigan, Quebec and Grimma, Germany facilities. We are continuing to seek sub-tenants for these rationalized facilities.

As part of our Stuart Energy integration and synergies plan, we developed a plan to rationalize our combined facilities. In February 2005, we transferred all of Stuart Energy's remaining Mississauga-based employees to the Hydrogenics' Mississauga facility. We are currently in the process of attempting to sub-lease the Stuart Energy Mississauga facility and selling certain assets that were used in that facility.

In July 2000, we opened a sales office in Japan. This office coordinates our sales, service and marketing efforts in the Asia-Pacific region.

We currently lease manufacturing, research and development and general office facilities in the primary locations set forth below:

Location	Principal Use	Square Footage	Lease Expiry Date
Mississauga, Ontario	Corporate offices, manufacturing, research and development and testing services	96,000	August 31, 2010
Burnaby, British Columbia	Corporate offices, test station engineering and manufacturing	54,000	December 31, 2009
Oevel-Westerlo, Belgium	Corporate offices, manufacturing and assembling	21,445	August 30, 2008
Gelsenkirchen, Germany	Sales and marketing, assembly	6,000	November 30, 2005
Tokyo, Japan	Sales and marketing offices	1,000	May 27, 2005

We believe that our facilities are adequate for our current operations and that we will be able to maintain suitable space needed on commercially reasonable terms.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

We are continually exploring opportunities to work with governments to provide them with innovative energy solutions, and view these relationships as strategic partnerships in our advancement of hydrogen fuel cell technology. As a result of the Canadian government's commitment to the development of alternative energy sources, we have entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received a cumulative amount of $9 million in funding towards agreed upon research and development project costs. Under the agreements, the funding parties have a right to receive as repayments, 1.3% to 4% of gross revenues which is attributable to the commercial exploitation of the associated technology. To date, we have recognized $0.3 million in revenues from these technologies and a repayable amount of $174 thousand has been reflected in the accounts. At this time, the amount of further product revenues to be recognized in future from these technologies is uncertain, so no further liabilities for repayment have been accrued. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we are confident that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. We have purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In January 2002, a legal action was commenced against us in United States federal court (Southern District, Texas), alleging patent infringement. In 2003 we successfully defended ourselves in the lawsuit. We were awarded a partial recovery of the $1.5 million incurred in legal fees, from the plaintiff. As settlement, the plaintiff issued us a promissory note in the amount of $0.5 million of which $50 thousand was received in 2004. The note is payable in full on March 1, 2008. Interest accrues at a compounded rate of 2% per annum on the unpaid balance. Cash settlements received are recorded as a corresponding reduction in administrative expenses.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we sell test equipment, engineering services and testing services to General Motors, which owns a significant number of our common shares. Revenues from General Motors totaled $5.2 million, or 31% of total revenues in 2004, compared with $8.9 million or 33% of revenues in 2003, and $9.6 million or 61% of total revenues in 2002. At December 31, 2004, we had accounts receivable due from General Motors in the amount of $2.0 million.

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joe Cargnelli, a director, senior officer and one of our principal shareholders. For the fiscal year ended December 31, 2004, billings by this related company totaled $1.8 million, a decrease of $0.3 million from the $2.1 million billed in the previous year. At December 31, 2004, we had an accounts payable balance due to this related company of $0.1 million. We believe that transactions with this company are on no more favorable terms than similar transactions with unrelated third parties.

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Additional information regarding the company is available in our Annual Information Form (AIF) and at the Canadian Securities website www.sedar.com.

BUSINESS RISKS

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in the annual information form and our financial statements for the year ended December 31, 2004. The risks described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

RISK FACTORS RELATED TO OUR FINANCIAL CONDITION

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell test business in 1996, and since that time, we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and development relating to fuel cell systems and subsystems. For the year ended December 31, 2004, we derived $11.1 million, or 66%, of our revenues from sales of fuel cell test equipment and services; $5.6 million from sales of power products including: $1.8 million, or 11%, from the provision of engineering services to General Motors; and $3.8 million, or 23%, from sales or lease of fuel cell power products. For the year ended December 31, 2003, we derived $20.7 million, or 77%, of our revenues from sales of fuel cell test equipment and services; $6.0 million from sales of power products including: $3.7 million, or 14%, from the provision of engineering services to General Motors; and $2.3 million, or 9%, from sales or lease of fuel cell power products. For the year ended December 31, 2002, we derived $5.6 million, or 35%, for our revenues from sales of fuel cell test equipment and services; $10.3 million from sales of power products including: $5.8 million, or 37%, from the provision of engineering services to General Motors, and $4.5 million, or 28%, from sales or leases of fuel cell power products and related services. Our current business strategy is to use the experience we have gained in the fuel cell test equipment and service business to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following the acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date have and added a new revenue stream to our power products segment, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated any positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $33.5 million for the year ended December 31, 2004 and a net loss of $22.1 million for the year ended December 31, 2003. Our accumulated deficit as of December 31, 2004 was $81.0 million and as of December 31, 2003 was $47.4 million. In January 2005, we acquired Stuart Energy. Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year twelve months December 31, 2003. During that period, Stuart Energy never had a profitable quarter.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2005 and for the foreseeable future, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. In many cases, a customer's decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily resulting in revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.

We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.

Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the next 36 months. After that time, we may need to raise additional funds through financing. Alternatively, we may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

If we are unable to raise additional capital or are unable to do so on acceptable terms, we may not be able to respond to competitive pressures upon us or we may be prevented from conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

If we issue additional equity securities in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.

Our revenue and future prospects depend to a certain extent on our relationship with General Motors and General Motors' commitment to the commercialization of fuel cell markets.

Our largest shareholder and historically our largest customer by revenue is General Motors, which owns approximately 12% of our outstanding common shares. General Motors accounted for 31% of our revenues for the year ended December 31, 2004, 33% for the year ended December 31, 2003 and 61% for the year ended December 31, 2002. Revenue from General Motors in 2004 declined, in part, due to the culmination of our engineering services contract in the third quarter of 2004. Our revenue and future prospects would be materially hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors' strategy with respect to fuel cells, whether as a result of market, economic or competitive pressures, could also harm our business by reducing or eliminating a substantial portion of our revenue. Such a change in strategy could include, for example, any decision by General Motors to:

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alter its commitment to fuel cell technology in favor of other competing technologies;
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delay its introduction of fuel cell products and vehicles; or
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increase the internal development of fuel cell products or purchase them from another supplier.

In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers, including General Motors, accounted for 67% of our revenues for the year ended December 31, 2004, 60% for the year ended December 31, 2003 and 80% for the year ended December 31, 2002. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often done on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the Euro weakens against the U.S. dollar, we may incur net foreign exchange losses on our net monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and Euros. However, a significant part of our revenues are currently generated in U.S. dollars and Euros, and we expect that a significant portion of our revenues for the foreseeable future will be generated in U.S. dollars and Euros. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into Euros. The exchange rates between the Canadian dollar, the U.S. dollar and the Euro are subject to day-to-day fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the U.S. dollar weakens against the Canadian dollar or the Euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We do carry a portion of our short-term investments in Canadian dollars and Euros.

Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.

Identifiable intangible assets and goodwill arising from our acquisition of Greenlight in 2003 and our acquisition of Stuart Energy in 2005 comprise a substantial portion of our total assets. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.

Our insurance may not be sufficient.

We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

RISK FACTORS RELATED TO OUR BUSINESS AND INDUSTRY

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred, and expect to continue to incur in the development of our products. In such case, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are out of our control, including:

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the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;
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the future cost of hydrogen and other fuels used by our fuel cell systems;
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the future cost of MEAs used in our fuel cell systems;
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the future cost of platinum, a key metal used in our fuel cell systems;
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the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;
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government support of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;
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the manufacturing and supply costs for fuel cell components and systems;
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perceptions of consumers regarding the safety of our products;
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the willingness of consumers to try new technologies;
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the continued development and improvement of existing power technologies; and
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the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.

If our customers of fuel cell power products are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air typically can supply the necessary oxygen, our fuel cells rely on hydrogen being derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we will be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities, and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There can be no guarantee that these laws and regulations will not change. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, H2ICEs or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, H2ICE developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment. If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to market before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating these specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer's site in tube trailers, bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. Because fuel cell test and diagnostic equipment essentially acts as the balance of plant component, which regulates the type and level of power transferred from the fuel cell or the fuel cell stack, our customers for fuel cell test and diagnostic equipment may develop their own internal test stations. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. This competition may negatively impact the sales of our fuel cell test and diagnostic equipment to such companies.

Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition than us and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers' changing demands and to changes in technology.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors' brand power, product innovations, pricing strategies, marketing campaigns, strategic partnerships, distribution channels, service network and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenue and our profit margins may suffer, and our ability to expand our business could be impaired and we may never become profitable. In addition, we cannot predict that if acquired we will maintain the market share or pricing levels that we need to become and remain profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies.

Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors' brand power, product innovations, pricing strategies, marketing campaigns, strategic partnerships, distribution channels, service network and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and our ability to expand our business could be impaired and we may never become profitable. In addition, we cannot predict that if acquired we will maintain the market share or pricing levels that we need to become and remain profitable.

Our strategy for the sale of fuel cell power products depends upon developing strategic partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.

Other than with respect to a limited number of specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these strategic partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the developmental and research costs and risk associated with our technologies and products. Our performance may as a result depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our strategic partners' worldwide sales and distribution network and service capabilities. In addition, certain of our agreements with customers and strategic partners require that we provide for shared intellectual property rights in certain situations, and there can be no assurance that any future strategic relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our strategic partners could have a material adverse effect on our business and future prospects.

In addition, in some cases, our strategic relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to become distributors of our hydrogen generators. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier's failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may not be able to manage successfully the expansion of our operations.

The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders' interests in us.

In January 2005, we completed the acquisition of Stuart Energy. We cannot assure you that we will be able to successfully complete the integration of Stuart Energy into our operations or that the cost savings or synergies we anticipate will be fully realized. Our failure to effectively integrate Stuart Energy into our operations or achieve cost savings and synergies could have a material adverse effect on our business and financial condition.

We may acquire additional technologies or other companies in the future. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:

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diversion of management's attention from other business concerns;
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failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;
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the loss of key employees from either our current business or the acquired business; and
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assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute your interest in us. In addition, achieving the expected returns and synergies from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot assure you that we will be able to do so or that acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

RISK FACTORS RELATED TO OUR PRODUCTS AND TECHNOLOGY

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell products and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products and hydrogen generation products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell products and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in our field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to continue to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays in product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales. Such failures with our field tests may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales, and require us to develop further our technology to account for more failures than anticipated prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner, and as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies and codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

•
any of the United States, Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or
•
any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries. Furthermore, although we typically retain sole ownership of the intellectual property we develop, our strategic alliance with General Motors provides for shared intellectual property rights in certain situations. Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and strategic partners that involve shared intellectual property rights. Any development made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors' rights agreements with our customers and employees. We cannot assure you that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes which exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. If we are found to infringe the intellectual property rights of others, we may, among other things, be required to:

•
pay substantial damages;
•
cease the development, manufacture, use, sale or importation of products that infringe upon the intellectual property rights of others;
•
discontinue processes incorporating infringing technology;
•
expend significant resources to develop or acquire non-infringing intellectual property; or
•
obtain licenses to the intellectual property which we are found to be infringing.

We cannot offer any assurance that we will prevail in any intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing would be available on commercially reasonable terms, if at all. The costs of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our results of operations could be materially harmed by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because demand for fuel cells and fuel cell products could suffer and our sales could decline. Our products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

2004 Annual Report
 MANAGEMENT'S REPORT

To the Shareholders of Hydrogenics Corporation

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments. The significant accounting policies which management believes are appropriate for the Company are described in Notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Company's operating and financial results, and that the Company's assets are safeguarded.

The board of directors, through its Audit committee, ensures that management fulfils its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of outside directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with generally accepted auditing standards in Canada on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

/s/ PIERRE RIVARD Pierre Rivard President and CEO	/s/ GARY BRANDT Gary Brandt Chief Financial Officer

March 2, 2005
Mississauga, Ontario

AUDITORS' REPORT

Auditors' Report To the Shareholders of Hydrogenics Corporation

We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PRICEWATERHOUSE LLP
Chartered Accountants

March 2, 2005
Toronto, Canada

Comments by Auditors on Canada – United States Reporting Difference
To the Shareholders of Hydrogenics Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements such as the change effective January 1, 2003 in accounting for stock-based compensation as described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 2, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such changes when the changes are adequately disclosed in the financial statements.

/s/ PRICEWATERHOUSE LLP
Chartered Accountants

March 2, 2005
Toronto, Canada

HYDROGENICS CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and December 31, 2003
(thousands of U.S. dollars)

	2004	2003
Assets
Current assets
Cash	$3,209	$1,964
Short-term investments	85,853	44,744
Accounts receivable (Note 4,14)	5,223	7,784
Grants receivable	2,437	506
Inventories (Note 5)	4,324	4,603
Prepaid expenses	1,400	823

	102,446	60,424
Deposits	108	106
Deferred charges (Note 2)	1,030	795
Property, plant and equipment (Note 6)	5,286	5,552
Future tax assets (Note 13)	—	3,258
Intangible assets (Note 7)	3,878	16,084
Goodwill (Note 20)	5,113	5,219

	$117,861	$91,438

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 8,14)	$6,421	$6,168
Unearned revenue	1,537	213
Income taxes payable	214	212

	8,172	6,593
Long-term debt (Note 9)	302	619
Deferred research and development grants	174	—
Future tax liabilities (Note 13)	—	3,258

	8,648	10,470

Shareholders' Equity (Note 10, 11)
Share capital and other equity	194,159	132,375
Deficit	(80,900)	(47,361)
Foreign currency translation adjustment	(4,046)	(4,046)

	109,213	80,968

	$117,861	$91,438

Commitments and contingencies (Note 12)
 The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors:

/s/ NORMAN SEAGRAM Norman Seagram Chairman	/s/ PIERRE RIVARD Pierre Rivard President, CEO

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2004, 2003 and 2002
(thousands of U.S. dollars, except for share and per share amounts)

	2004	2003	2002
Revenues	$16,656	$26,660	$15,840
Cost of revenues	12,396	18,042	10,703

	4,260	8,618	5,137

Operating expenses
Selling, general and administrative	12,992	12,361	6,658
Stock-based compensation expense (Note 11)	1,313	684	—
Research and development	13,781	9,245	4,235
Research and development grants	(4,712)	(2,207)	(474)
Depreciation of property, plant and equipment	2,517	2,247	1,278
Amortization of intangible assets (Note 7)	8,510	12,933	15,223
Impairment of intangible assets (Note 7)	3,693	—	—
Integration costs (recovery) (Note 21)	(77)	1,243	—

	38,017	36,506	26,920

Loss from operations	(33,757)	(27,888)	(21,783)

Other income (expenses)
Provincial capital tax	(260)	(53)	(190)
Interest, net	895	657	1,121
Foreign currency gains (losses)	(333)	5,383	495

	302	5,987	1,426

Loss before income taxes	(33,455)	(21,901)	(20,357)

Current income tax expense (Note 13)	84	190	254

Net loss for the year	(33,539)	(22,091)	(20,611)

Deficit — Beginning of year	(47,361)	(25,270)	(4,659)

Deficit — End of year	(80,900)	(47,361)	(25,270)

Net loss per share
Basic and diluted (Note 17)	(0.53)	(0.42)	(0.43)
Shares used in calculating basic and diluted net loss per share	63,542,811	52,993,167	48,437,813

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004, 2003 and 2002
(thousands of U.S. dollars)

	2004	2003	2002
Cash provided by (used in)
Operating activities
Net loss for the year	$(33,539)	$(22,091)	$(20,611)
Items not affecting cash
Depreciation of property, plant and equipment	2,517	2,247	1,278
Amortization of intangible assets	8,510	12,933	15,223
Impairment of intangible assets	3,693	—	—
Unrealized foreign exchange gains	(238)	(830)	(271)
Imputed interest on long-term debt	58	99	47
Non-cash consulting fees	70	59	29
Stock-based compensation	1,313	684	—
Net change in non-cash working capital (Note 18)	2,058	(574)	378

	(15,558)	(7,473)	(3,927)

Investing activities
Decrease (increase) in short-term investments	(41,109)	14,822	5,414
Purchase of property, plant and equipment	(2,292)	(2,118)	(1,541)
Business acquisition costs (Note 20)	(1,030)	—	—
Business acquisitions, net of cash acquired	106	(3,301)	(633)

	(44,325)	9,403	3,240

Financing activities
Repayment of long-term debt	(242)	(238)	(150)
Decrease (increase) in deferred charges	795	(795)	—
Deferred research and development grant	174	—	—
Common shares issued, net of issuance costs	60,401	122	193

	61,128	(911)	43

Increase (decrease) in cash during the year	1,245	1,019	(644)

Effect of exchange rate changes on cash	—	(49)	(1)
Cash — Beginning of year	1,964	994	1,639

Cash — End of year	3,209	1,964	994

Supplemental Disclosure
Interest paid	38	70	7

Income taxes paid	39	211	43

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Thousands of U.S. dollars, except share and per share amounts

1.     Description of business

Hydrogenics Corporation (the "Company") designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products, Hydrogen generation equipment and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.     Summary of significant accounting policies

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in Note 23.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries which are wholly-owned. All inter-company transactions and balances have been eliminated on consolidation.

REVENUE RECOGNITION

Revenues from the sale of fuel cell test stations and fuel cell power products are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received. For contracts with multiple deliverables, the Company allocates revenue to each element of the contract based on objective evidence of the fair value of the element.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro-rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenues. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases as a result of meeting the criteria established by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3065, "Leases". Revenues associated with sales-type leases are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as services are rendered.

PRODUCT WARRANTIES

The Company typically provides a warranty for parts and/or labour for up to one year or certain operating specifications such as hours of operation. Warranty cost provisions are based on management's best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

GRANTS AND INVESTMENT TAX CREDITS

Grants to fund various research activities are received from Canadian government agencies. These grants are recorded as either a liability, or a credit to expenses in the statement of operations, when earned, based on the terms and conditions of the agreements under which the assistance is provided to the Company. A liability is recorded when repayment of the obligation is considered probable. Research and development arrangements that obligate the Company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

Investment tax credits related to qualifying research and development expenditures are recorded as either a credit to expenses in the statement of operations or a reduction of the cost of applicable property, plant and equipment depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the period in which the credits are earned and realization is reasonably assured.

SHORT-TERM INVESTMENTS

Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are carried at the lower of amortized cost and market value. The Company has the intention and the ability to hold these securities to maturity.

INVENTORIES

Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work-in-progress are carried at the lower of cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation. Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed test equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

Depreciation is computed using the declining balance method as follows:

Test equipment	30% per annum
Furniture and equipment	20% per annum
Computer hardware and software	30% per annum
Automobiles	30% per annum

Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangibles With Indefinite Useful Lives.

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill and intangible assets with indefinite lives are not amortized but are subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, if any. Any impairment loss measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, would be expensed in the consolidated statements of operations. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangibles With Finite Useful Lives.

The Company's intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Customer relationships	3 years straight-line
Computer software	2 years straight-line
Patentable technology	3 years straight-line

Management reviews the amortization methods and useful life estimates for these intangibles annually.

LONG-LIVED ASSETS

Effective January 1, 2003, the Company adopted the recommendations of CICA with respect to the accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of the long-lived assets exceed the sum of undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets' carrying amounts exceed their fair value.

DEPOSITS

Amounts paid as security deposits, which are due for repayment more than one year in the future, are recorded as deposits.

DEFERRED CHARGES

Direct and incremental transaction costs incurred in connection with the acquisition of Stuart Energy Systems Corporation (Note 22) incurred during 2004 have been deferred as a non-current asset on the consolidated balance sheet until the completion of the transaction, at which time the costs will be added to the purchase price. For 2003, deferred charges were related to the issuance of share capital and were subsequently netted against the proceeds of the offering.

RESEARCH AND DEVELOPMENT COSTS

Research costs incurred by the Company are expensed as incurred. Costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the year. Non-monetary assets are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the year, except for depreciation and amortization which are translated at historic rates. Resultant gains and losses are included in the results of operations.

The operations of the Company's German subsidiary are considered integrated with those of the parent company, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

STOCK-BASED COMPENSATION

Effective January 1, 2003, on a prospective basis, the Company adopted the new recommendations of the CICA with respect to stock options granted after that date. The new standard requires that compensation expense be recorded on the grant of options to employees. Options are valued using the Black-Scholes option-pricing model and the resulting value of the options is recorded as contributed surplus over the vesting period of the options.

For stock options issued from January 1, 2002 through December 31, 2002, the Company applied the settlement method of accounting, which permitted the Company to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in Note 11.

INCOME TAXES

Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Company's assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, useful lives of intangible assets, fair value of goodwill, fair value of stock options granted, provisions for costs to complete contracts in progress and estimates of fair values related to business acquisitions.

NET EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

3.     New accounting standards

(I)   CANADIAN STANDARDS

Asset Retirement Obligations.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations." This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The initial adoption of this guidance did not have an impact on the Company's financial statements.

Hedging Relationships.

Effective January 1, 2004, the Company adopted CICA AcG-13, "Hedging Relationships" and Abstract No. 128 of the Emerging Issues Committee, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" (EIC 128). AcG-13 provides detailed guidance for the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. EIC 128 requires that any derivative financial instruments not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income. The initial adoption of this guidance did not have an impact on the Company's financial statements.

Canadian Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation.

Effective January 1, 2004, the Company adopted the CICA Handbook Section 1100, "Generally Accepted Accounting Principles." The section provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The initial adoption of this guidance did not have an impact on the Company's financial statements.

Variable Interest Entities.

The CICA has issued a guideline on the consolidation of variable interest entities ("VIE's"). This guideline is effective January 1, 2005 and requires the Company to identify VIE's in which the Company has an interest, determine whether the Company is the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity in which:

•
the equity is not sufficient to permit that entity to finance its activities without external support; or
•
equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE's expected losses, receive a majority of its expected residual returns, or both.

The Company adopted this guideline effective January 1, 2004, the adoption of which, had no impact on the Company's financial position, results of operations or cash flows.

LIABILITIES AND EQUITY

The Company will adopt the CICA's new accounting pronouncements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early adoption encouraged. The adoption of this new guidance will not have an impact on the Company's financial position, results of operations or cash flows.

(II)  U.S. STANDARDS

Stock-Based Compensation.

In December 2004, the Financial Accounting Standards Board ("FASB") issued revised Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment — an Amendment of FASB Statement Nos. 123 and 95." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The new standard is required to be adopted by July 1, 2005. The Company previously adopted the accounting required by this guidance effective January 1, 2003.

Inventory Costs.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43." SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new guideline will not have an impact on the Company's financial position, results of operations or cash flows.

4.     Accounts receivable

	2004	2003
Trade accounts receivable	$4,830	$7,029
Less: Allowance for doubtful accounts	(156)	(69)
Goods and services tax	254	496
Refundable investment tax credits	295	328

	$5,223	$7,784

5.     Inventories

Raw material	$2,456	$1,988
Work-in-progress	1,678	2,200
Finished goods	190	415

	$4,324	$4,603

6.     Property, plant and equipment

	2004	2003
COST
Test equipment	$6,193	$4,185
Furniture and equipment	1,462	1,642
Computer hardware and software	2,130	1,854
Leasehold improvements	2,062	2,042
Automobiles	15	15

	$11,862	$9,738

ACCUMULATED DEPRECIATION
Test equipment	$2,651	$1,526
Furniture and equipment	675	640
Computer hardware and software	1,264	950
Leasehold improvements	1,975	1,060
Automobiles	11	10

	$6,576	$4,186

NET BOOK VALUE
Test equipment	$3,542	$2,659
Furniture and equipment	787	1,002
Computer hardware and software	866	904
Leasehold improvements	87	982
Automobiles	4	5

	$5,286	$5,552

Test equipment under construction, as at December 31, 2004, not yet subject to depreciation amounted to $115 (2003 — $753).

The net book value of equipment under capital lease as at December 31, 2004 is $131 (2003 — $171).

7.     Intangible assets

As at December 31, 2004 and 2003, the carrying value of intangible assets is as follows:

	2004	2003
COST
Intellectual property (Note 10)	$33,629	$33,629
Patentable technology (Note 20)	—	6,033
Customer relationships (Note 20)	—	5,045
Software (Note 20)	1,886	1,886
Management services contracts (Note 20)	565	565

	$36,080	$47,158

ACCUMULATED AMORTIZATION
Intellectual property	$29,845	$26,061
Patentable technology	—	2,011
Customer relationships	—	1,682
Software	1,886	943
Management services contracts	471	377

	$32,202	$31,074

NET BOOK VALUE
Intellectual property	$3,784	$7,568
Patentable technology	—	4,022
Customer relationships	—	3,363
Software	—	943
Management services contracts	94	188

	$3,878	$16,084

During 2004, the Company has revised its projections with regard to anticipated near term capital level commitments from certain customers as well as the mix of technologies that may be marketed in the future. Accordingly, the Company has written off the carrying value of $3,693 for patentable technologies and customer relationships associated with the Greenlight acquisition in 2003.

8.     Accounts payable and accrued liabilities

	2004	2003
Trade accounts payable	$1,012	$2,016
Supplier accruals	1,811	1,023
Accrued payroll costs	1,211	1,093
Warranty accrual	766	845
Accrued professional fees	535	746
Excise taxes payable	403	—
Current portion of long-term debt (Note 9)	319	156
Provincial capital tax payable (recoverable)	128	(16)
Other	236	305

	$6,421	$6,168

Information regarding the changes in the Company's aggregate product warranty liabilities is as follows for the year ended December 31, 2004:

Balance, December 31, 2003	$845
Accruals for warranties issued during the year	528
Settlements made during the year	(607)

Balance, December 31, 2004	$766

9.     Long-term debt

From time to time, the Company receives repayable grant financing from government agencies for research and development activities. At December 31, 2004, the outstanding amount of such repayable financing is $482 (or CDN$581) (2003 — $478 or CDN$618). This amount is unsecured, denominated in Canadian dollars and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the Company's gross revenues for the preceding quarter. Based on the maximum amount repayable being 150% of the principal, the Company has charged to expense imputed interest of $32 in 2004 (2003 — $52; 2002 — $20) at an effective rate of 10% per annum.

During 2002, the Company acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420 denominated in U.S. dollars. The loan is repayable over four years. At December 31, 2004, the outstanding amount of the loan is $113 (2003 — $197). The Company has charged to expense imputed interest of $16 in 2004 (2003 — $24) at an effective rate of 10% per annum.

The Company assumed various equipment leases accounted for as capital leases. At December 31, 2004, the outstanding amount payable, net of future payments representing interest, is $26. The Company has charged to expense interest of $11 in 2004 on these capital leases at an effective weighted average interest rate of approximately 11% per annum.

The present value of future debt repayments is as follows:

2005	$326
2006	313
2007	9

648
Less: Imputed interest	27

621
Less: Current portion	319

$302

10.   Shareholders' Equity

Changes in shareholders' equity for 2002, 2003 and 2004 are as follows:

	Common shares					Foreign Currency Translation Adjustment
				Contributed Surplus			Total Shareholders' Equity
	Number	Amount	Warrants		Deficit
Balance at Dec. 31, 2001	47,918,446	$109,804	$4,722	$—	$(4,659)	$(4,046)	$105,821
Issuance of common shares on exercise of options	877,675	193	—	—	—	—	193
Stock-based consulting expense	—	—	—	29	—	—	29
Net loss	—	—	—	—	(20,611)	—	(20,611)

Balance at Dec. 31, 2002	48,796,121	109,997	4,722	29	(25,270)	(4,046)	85,432
Issuance of common shares on acquisition of Greenlight Power Technologies, Inc. (Note 20)	4,164,093	16,762	—	—	—	—	16,762
Issuance of common shares on exercise of options	148,433	122	—	—	—	—	122
Stock-based consulting expense	—	—	—	59	—	—	59
Stock-based compensation expense	—	—	—	684	—	—	684

Net loss	—	$—	$—	$—	$(22,091)	$—	$(22,091)
Balance at Dec. 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968
Issuance of common shares	11,373,608	60,126	—	—	—	—	60,126
Issuance of common shares on exercise of options	144,734	275	—	—	—	—	275
Stock-based consulting expense	—	—	—	70	—	—	70
Stock-based compensation expense	—	—	—	1,313	—	—	1,313
Net loss	—	—	—	—	(33,539)	—	(33,539)

Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

During 2002, the Company issued 50,000 stock options in exchange for consulting services from an outside supplier. Each option is exercisable for one common share of the Company at a price of CDN $12.00 per share. These options are for a term of 10 years from the date of grant and vest quarterly over four years. The fair value of the stock options was determined using the Black-Scholes option pricing model applied at the grant date with a risk-free rate of 5.12%, an expected life of 4 years, a volatility factor of 77% and no dividends.

On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,629 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Company at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes option pricing model with a risk-free rate of 3.9%, a 5-year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

11.   Employee stock-based compensation

During 2000, the Company adopted an employee stock option plan. During 2003 the number of common shares that may be issued under the stock option plan was increased from 4,641,000 to 8,141,000. As at December 31, 2004, 2,214,222 common shares had been issued through exercises of stock options under this plan. Through subsequent exercises of stock options under this plan, up to 5,926,778 additional common shares are available to be issued. Of the 5,926,778 available stock options, 3,818,566 have been issued and were outstanding at December 31, 2004.

All options are for a term of 10 years from the date of grant and vest over four years unless otherwise determined by the board of directors. Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense based on the estimated fair value at the date of the grant. A summary of the Company's employee stock option plan activity is as follows:

	Issued and outstanding options for common shares	Weighted average exercise price
		CDN$
Balance December 31, 2001	3,105,595	$2.15
Options granted in 2002	396,900	6.46
Options exercised in 2002	(877,675)	0.35

Balance December 31, 2002	2,624,820	3.37
Options granted in 2003	886,793	5.91
Options exercised in 2003	(148,433)	1.13
Options forfeited on termination in 2003	(56,712)	6.03

Balance December 31, 2003	3,306,468	4.13
Options granted in 2004	828,808	6.58
Options exercised in 2004	(144,734)	2.52
Options forfeited on termination in 2004	(171,976)	6.47

Balance December 31, 2004	3,818,566	$4.62

	Options for common shares	Weighted average exercise price
		CDN$
Exercisable at December 31, 2002	1,652,874	$1.87
Exercisable at December 31, 2003	1,886,739	2.72

Exercisable at December 31, 2004	2,290,232	$3.55

The following table summarizes information about the Company's share options outstanding as at December 31, 2004:

Exercise price CDN$	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average share price CDN$	Number exercisable at December 31, 2004	Weighted average share price CDN$
0.04 to 0.05	287,500	5.07	0.05	287,500	0.05
0.06 to 0.29	599,000	5.07	0.29	599,000	0.29
1.00 to 2.00	215,750	5.21	1.08	215,750	1.08
2.01 to 4.00	372,000	6.69	3.68	269,916	3.65
4.01 to 10.00	2,193,316	8.27	6.41	786,128	6.57
10.01 to 18.12	151,000	6.31	11.81	131,938	11.78

	3,818,566			2,290,232

All options granted after November 1, 2000, the date of the Company's initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.

Stock options granted to employees during 2004 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50% (2003 — 3.50% to 4.86%), expected life of 4 years, expected volatility of 52.05% (2003 — 48% to 77%) and no dividends. The fair value of the stock options granted during 2004 was $2,319 (2003 — $2,013) (weighted average $2.17 (CDN$2.80) per share)(2003 $2.27 (CDN$3.15) per share) and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2004 was $1,313 ($0.02 per share on a basic and diluted basis).

Had the Company determined compensation expense based on the fair value method described in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for options granted during the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	2004		2003		2002
	(unaudited)	Basic and diluted net loss per share	(unaudited)	Basic and diluted net loss per share	(unaudited)	Basic and diluted net loss per share
Net loss for the year	$(33,539)	$(0.53)	$(22,091)	$(0.42)	$(20,611)	$(0.43)
Additional stock-based compensation expense	$(195)	—	$(403)	$(0.01)	$(295)	—
Pro-forma net loss for the year	$(33,734)	(0.53)	$(22,494)	$(0.43)	$(20,906)	$(0.43)

12.   Commitments and contingencies

The Company incurred rental expenses of $1,162 under operating leases in 2004 (2003 — $1,220; 2002 — $886). The Company has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2005	$889
2006	355
2007	323
2008	356
2009	356

$2,279

The Company has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Company was eligible to receive up to a cumulative amount of $5,500 (2003 — $4,292; 2002 — $3,194) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2004 was $5,031 (2003 — $4,292; 2002 — $2,194). In return, these funding parties have a right to receive as repayments, 1.3% to 4% of gross revenue received by the Company as a result of the commercial exploitation of the associated technology. To date, $335 in revenues from these technologies has been recognized and a repayable amount of $8 has been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that would require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In January 2002, a legal action was commenced against the Company in United States federal court (Southern District, Texas), alleging patent infringement. In 2003, the Company successfully defended itself in the lawsuit. The Company was awarded a partial recovery of the $1.5 million incurred in legal fees from the plaintiff. As settlement, the plaintiff has issued a promissory note to the Company in the amount of $500 of which $50 was received during 2004. The note is payable in full on March 1, 2008. Interest accrues at a compounded rate of 2% per annum on the unpaid balance. Cash settlements received are recorded as a corresponding reduction in administrative expenses.

13.   Income taxes

As at December 31, 2004, the Company has available income tax loss carry-forwards of $58,846 that may be used to reduce taxable income in future years, expiring as follows:

2007	$1,187
2008	4,981
2009	5,129
2010	20,012
2011	27,537

$58,846

As at December 31, 2004, the Company has unclaimed scientific research and experimental development expenditures of $13,075 that can be used to offset future income over an indefinite period.

The Company also has non-refundable investment tax credits amounting to approximately $3,150 that can be used to reduce future federal income taxes payable, expiring in 2010, 2011 and 2012.

The Company has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.

Components of the Company's net future income tax asset, which are primarily all arising in Canada, are:

	2004	2003
ASSETS
Non-capital losses	$21,573	$14,269
Scientific research and experimental development expenses	4,825	2,710
Investment tax credits	2,359	1,313
Warranty and other provisions	319	333
Property, plant and equipment and intellectual property	7,180	6,361
Share issue costs	540	740
Loss (gain) related to foreign exchange	2,351	1,127
Valuation allowance	(39,147)	(23,595)

	—	3,258
LIABILITY
Purchased intangible assets on business acquisition (Note 20)	—	(3,258)

Net Future income tax asset	—	—

The Company's computation of income tax expense is as follows:

	2004	2003	2002
Loss before income taxes	$(33,455)	$(21,901)	$(20,357)
Statutory income tax rate	35.99%	36.62%	33.12%

Income tax recovery at statutory rate	(12,040)	(8,020)	(6,742)

Non-deductible expenses	2,456	2,795	1,034
Other permanent differences	(44)	161	(160)
Large corporations tax	84	190	254
Future income tax assets of acquired company	—	(1,217)	—
Adjustment to future income tax assets	(2,528)	(864)	—
Effect of income tax rate changes on future income taxes	—	(2,481)	584
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	(4,837)	(5,595)	—
Non-deductible amortization of intangibles	3,258	2,135	—
Foreign exchange gain on CDN dollar denominated future income taxes	(1,817)	(1,937)	—
Change in valuation allowance	15,552	15,023	5,284

Income tax expense	$84	$190	$254

14.   Related party transactions

In the normal course of operations, the Company sells certain products and performs services to a related party that owns a significant number of its common shares. Revenues from this related party totalled $5,230 in 2004 (2003 — $8,901; 2002 — $9,622). At December 31, 2004, the Company has accounts receivable due from this related party of $1,972 (2003 — $1,764; 2002 — $3,647)

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of the Company. Billings by this related company for manufacturing functions totalled $1,768 in 2004 (2003 — $2,110; 2002 — $999). At December 31, 2004, the Company has an accounts payable balance due to this related party of $126 (2003 — $230; 2002 — $140).

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

15.   Financial instruments

At December 31, 2004, 2003 and 2002, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.

The carrying value of non-interest bearing loans payable approximates the fair value because interest is imputed at a rate available to the Company for long-term borrowings and is included in the long-term debt balance.

Canadian dollar denominated amounts included in short-term investments at December 31, 2004 amount to $nil (2003 — $15,046; 2002 — $32,046) (or CDN$ nil; 2003 — CDN$19,444; 2002 — CDN$50,633). All short-term investments are deposited with highly rated financial institutions within Canada.

A substantial portion of the Company's accounts receivable is owing from a limited number of customers located globally (Note 19). The Company performs ongoing credit evaluations on its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on management's assessment of expected collectibility and past history.

16.   Lines of credit

The Company has an operating line of credit available up to $2,908 (CDN$3,500) in total (2003 $3,869 CDN$5,000). As at December 31, 2004 and 2003, the Company had no indebtedness on these lines. As at December 31, 2004, $271(2003 — $504) of this facility was in use relating to an outstanding letter of guarantee. The operating facility is denominated in Canadian dollars and bear interest at Royal Bank of Canada prime rate plus 0.5%. The facility is due on demand and collateralized by a general security agreement over all assets.

17.   Net loss per share

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 63,542,811 shares in 2004 (2003 — 52,993,167; 2002 — 48,437,813). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.

18.   Consolidated statements of cash flows

Components of the net change in non-cash working capital are as follows:

	2004	2003	2002
Decrease (increase) in current assets
Accounts receivable	$2,677	$57	$(1,383)
Grants receivable	(1,800)	96	343
Inventories	320	1,684	(1,586)
Prepaid expenses	(579)	(436)	(147)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	114	(619)	2,501
Unearned revenue	1,324	(1,424)	520
Income taxes payable	2	68	131

	$2,058	$(574)	$378

19.   Segmented financial information

Commencing with the business acquisition of Greenlight in 2003 as described in Note 20, the Company's management organizes and analyzes the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture, and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer's facility.

Other activities include the provision of corporate activities such as treasury functions, corporate accounting, insurance and administration.

Prior to the acquisition of Greenlight on January 7, 2003, and the resultant changes in the financial information utilized by management for decision-making, the Company's operations were considered to constitute a single reportable segment.

Financial information by reportable segment for the year ended December 31, 2004 and 2003 is as follows:

	Year ended December 31, 2004				Year ended December 31, 2003
	Test	Power products	Other	Total	Test	Power products	Other	Total
Revenue from external customers	$11,045	$5,611	$—	$16,656	$20,652	$6,008	$—	$26,660
Amortization of intangible assets	4,726	3,784	—	8,510	5,364	7,569	—	12,933
Impairment of intangible assets	3,693	—	—	3,693	—	—	—	—
Depreciation of property plant and equipment	2,105	412	—	2,517	1,182	1,065	—	2,247
Interest income	—	—	985	985	—	—	863	863
Interest expense	—	—	90	90	—	—	206	206
Income tax expense	—	—	84	84	—	—	190	190

Segment loss (i)	$(13,846)	$(9,833)	$(9,860)	$(33,539)	$(4,118)	$(13,463)	$(24,510)	$(22,091)
(i)
Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment, and amortization and impairment of intangible assets.

	Year Ended December 31, 2003
	Test	Power products	Other	Total
Purchase of intangible assets during the year	$13,505	$—	$—	$13,505
Purchase of goodwill during the year	$5,219	$—	$—	$5,219

As at December 31, 2004, intangible assets and goodwill relating to the Company's Test segment are $93 and $5,113 (2003 $8,516 and $5,219) respectively. Intangible assets and goodwill relating to the Company's Power products segment are $3,785 and $nil as at December 31, 2004 (2003 $7,568 and $nil), respectively. The Company currently does not allocate its remaining assets among its reportable segments. Substantially all the Company's long-lived assets are located in Canada. The Company's goodwill relates to Canadian operations. There were no purchases of goodwill or intangible assets during 2004.

Revenues and cost of revenues are derived from products and services as follows:

	2004	2003	2002
Revenues
Products	$13,390	$19,736	$7,794
Services	3,266	6,924	8,046

	16,656	26,660	15,840

Cost of revenues
Products	$10,523	$14,491	$4,906
Services	1,873	3,551	5,797

	$12,396	$18,042	$10,703

The distribution of revenue determined by location of customers is as follows:

	2004	2003	2002
United States	$8,659	$15,987	$12,715
Japan	3,552	5,048	703
France	2,300	119	352
China	563	411	170
Germany	537	1,806	471
Korea	435	245	—
Canada	308	1,586	211
United Kingdom	188	140	1,108
Rest of world	114	1,318	110

	$16,656	$26,660	$15,840

The Company's largest customers comprise the following percentages of total revenue:

	2004	2003	2002
First	31%	33%	61%
Second	15	9	7
Third	14	9	7
Fourth	8	9	6
Others	32	40	19

	100	100	100

20.   Business acquisitions

ACQUISITION DURING THE YEAR ENDED DECEMBER 31, 2003

On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies Inc. ("Greenlight"). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 (CDN$29,472) exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762. The value of the 4,164,093 common shares was determined based on the average market price of the Company's common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.

The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,219
Future income tax asset	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)

$20,063

Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight line basis over their estimated useful lives as follows:

	Amount at acquisition date	Estimated useful life
Order backlog	$541	1 year
Customer relationships	5,045	3 years
Computer software	1,886	2 years
Patentable technology	6,033	3 years

	$13,505

This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

During 2004 goodwill was reduced by $106 due to the reversal of a relocation accrual established on the acquisition of Greenlight.

ACQUISITION DURING THE YEAR ENDED DECEMBER 31, 2002:

On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKAT. EnKAT, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $645, which includes cash paid of $277, repayment of debt on acquisition of $281 and transaction costs of $87. The purchase price allocated to the assets acquired and the liabilities assumed on the basis of their respective estimated fair market values on the acquisition date was:

Current assets	$86
Property, plant and equipment	30
Intangible assets	565
Current liabilities	(36)

$645

As part of the acquisition, the Company obtained management services contracts for five years for each of the two principals of EnKAT. The fair value of these contracts has been included in intangible assets and is being amortized on a declining balance basis at an annual rate of 50%.

This acquisition was accounted for by the purchase method. The results of operations of the Company include the results of EnKAT commencing on May 1, 2002.

21.   Integration costs

Integration costs relate to reorganization and alignment activities associated with acquired businesses.

Integration costs include the following:

	Incurred during 2004	Incurred during 2003	Total amount expected to be incurred
Relocation and retention charges (recovery)	$(77)	$487	$410
Termination benefits	—	132	132
Consulting and information systems	—	280	280
Travel and accommodation	—	152	152
Contract cancellation fees	—	67	67
Other	—	125	125

	$(77)	$1,243	$1,166

In addition to the integration costs summarized above, a $350 inventory provision resulting from the integration of Greenlight was charged to cost of revenues for the year ended December 31, 2003.

Integration activities were complete as at December 31, 2003. A reversal of an accrual relating to integration costs of $77 was made in 2004.

All integration costs relate to the Test segment.

22.   Subsequent event

On January 6, 2005, the Company's offer to acquire Stuart Energy Systems Corporation ("Stuart Energy") at an exchange ratio of 0.74 common shares of the Company for every Stuart Energy common share closed. As on that date, the Company had acquired 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Company completed the aquisition of the remaining shares of Stuart Energy such that Stuart Energy is now a wholly-owned subsidiary. The purchase price was $122,908 exclusive of expenses of $1,843 relating to the acquisition. Consideration consisted of the issuance of 26,999,399 common shares of the Company. The value of the 26,999,399 shares was determined based on the average market prices of the Company's common shares over the three day period before and after the terms of the acquisition were agreed to and announced.

The preliminary allocation of the purchase price to the assets and liabilities acquired is as follows:

Net current assets	$19,516
Net non-current assets	2,720
Intangible assets	32,580
Goodwill	69,935

$124,751

This allocation is preliminary and will be finalized upon receipt of a completed report by an independent valuator. This acquisition will be accounted for by the purchase method. From January 6, 2005 onwards, the Company will consolidate the operations of Stuart Energy in its financial statements.

23.   Differences between Canadian and United States accounting principles

The financial statements have been prepared in accordance Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2004	2003	2002
Net loss for the year based on Canadian GAAP	$(33,539)	$(22,091)	$(20,611)
Additional stock-based compensation (i)	(23)	(153)	(443)
Loss for the year based on U.S. GAAP	(33,562)	(22,244)	(21,054)
Other comprehensive loss
Foreign currency translation (ii)	—	—	(–)
Comprehensive loss based on U.S. GAAP	(33,562)	(22,244)	(21,054)
Basic and fully diluted loss per share based on U.S. GAAP	(0.53)	(0.42)	(0.43)
Weighted average number of shares used in calculating loss per share	63,542,811	52,993,167	48,437,813
Shareholders' equity based on Canadian GAAP	$109,213	$80,968	$85,432
Shareholders' equity based on U.S. GAAP	$109,213	$80,968	$85,432

(i)    Stock-Based Compensation.

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Company has chosen to recognize the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. The compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31, 2004, U.S. GAAP equity balances for deferred stock-based compensation and stock options outstanding are $nil and $5,519 (2003 $23 and $5,519) respectively.

Had the Company determined compensation expense based on the fair value method as prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation", for the years ended December 31, 2002, the U.S. GAAP pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

		2002 Basic and diluted net loss per share
Net loss for the year under U.S. GAAP	$(21,054)	$(0.43)
Stock-based compensation expense under APB No. 25	443	—
Stock-based compensation expense under SFAS No. 123	$(2,025)	$(0.04)

Pro-forma net loss for the year	$(22,636)	$(0.47)

For the purposes of these disclosures, stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.50% to 5.39%, expected life of four to ten years, expected volatility of between 77% and 113%, and no dividends.

The condensed statements of operations and cash flows for the years ended December 31, under U.S. GAAP, are as follows:

	2004	2003	2002
Revenues	$16,656	$26,660	$15,840
Cost of revenues	12,396	18,042	10,703
Operating expenses	38,040	36,659	27,363
Loss from operations	(33,780)	(28,041)	(22,226)
Net loss for the year	(33,662)	(22,244)	(21,054)
Cash used in operating activities	$(15,558)	$(7,473)	$(3,927)
Cash provided by (used in) investing activities	(44,325)	9,403	3,240
Cash provided by (used in) financing activities	61,128	(911)	43

(ii)   Comprehensive Loss.

U.S. GAAP requires disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). The Company did not have any comprehensive income (loss) items in 2004. Under Canadian GAAP, there is no standard for reporting comprehensive loss.

(iii)  Business Acquisitions.

SFAS No. 141, "Business Combinations," requires disclosure of certain supplemental information on a pro forma basis for the period in which a material business combination occurs. The following pro forma condensed statement of operations information combines the results of operations of the Company and of Greenlight (acquired by the Company on January 7, 2003) under U.S. GAAP as if the acquisition occurred on January 1, 2003 and 2002, respectively.

	2003	2002
Revenues	26,891	19,509
Loss before extraordinary items	(22,503)	(28,759)
Net loss	(22,503)	(28,759)
Basic and diluted net loss per share	(0.43)	(0.55)

DIRECTORS AND OFFICERS

Management

Pierre Rivard
President and Chief Executive Officer

Joseph Cargnelli
Chief Technology Officer

Lawrence Davis1
Chief Financial Officer

Jonathan Lundy
President, Hydrogenics Power & Generation

Randall MacEwen
Vice President, Corporate Development, General Counsel and Corporate Secretary

Mel Ogmen
President, Hydrogenics Test

Robert Campbell
Vice President, Sales and Marketing

Dr. Ravi B. Gopal
Vice President, Applications Development

Charley Pappas
Vice President, Onsite Generation

Bart Van Ouytsel
Vice President, European Operations

Board of Directors

Norman Seagram
Chairman

Dr. Hugo Vandenborre
Vice Chairman

Frank Colvin
Director

Peter C. Johnson
Director

Donald J. Lowry
Director

Pierre Rivard
Director

V. James Sardo
Director

Andrew T.B. Stuart
Director

Wesley Twiss
Director

1
Mr. Davis was appointed CFO effective April 1, 2005.

ADDITIONAL INFORMATION

Corporate Office
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, Canada L5R 1B8
www.hydrogenics.com

Auditors
PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower, TD Centre
Toronto, ON, M5K 1G8

Transfer Agent
CIBC Mellon Trust Company
20 Bay Street
P.O. Box 1
Toronto, ON, M5H 4A6

Legal Counsel
Corporate (Canada)
Osler, Hoskin & Harcourt LLP
1 First Canadian Place
Toronto, ON, M5X 1B8

Corporate (USA)
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036

Intellectual Property
Bereskin & Parr
40 King Street West
Toronto, ON, M5H 3Y2

Corporate Subsidiaries
EnKat GmbH
Greenlight Power Technologies, Inc.
Hydrogenics (Japan) Inc.
Hydrogenics USA, Inc.
Stuart Energy Systems Corporation
Stuart Energy Europe N.V.
The Electrolyser Corporation Ltd.

Stock Exchange Listings
Nasdaq National Market
Symbol: HYGS
Toronto Stock Exchange
Symbol: HYG

Shareholder Inquiries
Investor Relations
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, Canada L5R 1B8
Tel: (905) 361-3660
Fax: (905) 361-3626
Email: investors@hydrogenics.com

Corporate Communication
To be placed on the company's mailing list for Quarterly Reports and News Releases, please email investors@hydrogenics.com.

For other information about Hydrogenics or inquiries, please contact one of the following:
Email: info@hydrogenics.com
Tel: (905) 361-3660
Fax: (905) 361-3626

Annual And Special Meeting
The Annual and Special Meeting of Shareholders will be held at 10:00 a.m. (Toronto time) on May 17, 2005 at The Toronto Board of Trade, 4th Floor, Room A, 1 First Canadian Place, Toronto, Ontario, Canada.

Design: Campbell Sheffield Design Inc. Printed in Canada.

[Graphic Appears Here]

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B9
P: 905.361.3660
F: 905.361.3626
www.hydrogenics.com

QuickLinks

  EXHIBIT 99.1